EXHIBIT 2

ASSET PURCHASE AGREEMENT

BETWEEN

CEDAR FAIR, L.P.

AND

SIX FLAGS, INC.

FUNTIME, INC.

AURORA CAMPGROUND, INC.

OHIO CAMPGROUNDS INC.

OHIO HOTEL LLC

DATED AS OF APRIL 8, 2004

ARTICLE I Purchase and Sale 1

Section 1.1 Transaction; Assets 1

Section 1.2 Excluded Assets 3

Section 1.3 Excluded Liabilities. 4

Section 1.4 Assumed Liabilities 6

Section 1.5 Purchase Price 6

Section 1.6 Closing Date 6

Section 1.7 Post-Closing Adjustment 6

Section 1.8 Intentionally Omitted 8

Section 1.9 Closing Prorations 8

Section 1.10 Consent of Third Parties 9

ARTICLE II Representations and Warranties of Parent and Sellers 10

Section 2.1 Parent and Sellers 10

Section 2.2 Corporate Power and Authority 10

Section 2.3 Conflicts, Consents and Approvals 10

Section 2.4 Title to Tangible Personal Property 11

Section 2.5 Title to Real Property; Existing Surveys 11

Section 2.6 Litigation 12

Section 2.7 Brokerage and Finder's Fees 12

Section 2.8 Environmental Matters 12

Section 2.9 Condition of Assets 14

Section 2.10 Trademarks, Etc. 14

Section 2.11 Financial Statements; Attendance 14

Section 2.12 Absence of Changes or Events 15

Section 2.13 Contracts 16

Section 2.14 Tax Matters 17

Section 2.15 Employee Benefits 18

Section 2.16 Insurance 19

Section 2.17 Compliance with Law 19

Section 2.18. No Other Representations or Warranties 20

ARTICLE III Representations and Warranties of Buyer 20

Section 3.1 Organization and Standing of Buyer 20

Section 3.2 Partnership Power and Authority 20

Section 3.3 Conflicts, Consents and Approvals 20

Section 3.4 No Litigation; Compliance with Law 20

Section 3.5 Financing 21

Section 3.6 Broker and Finder's Fees 21

ARTICLE IV Pre-Closing Covenants of Parent and Sellers 21

Section 4.1 Access; Cooperation 21

Section 4.2 Operation of the Business 22

Section 4.3 Consents and Approvals 22

Section 4.4 Communications 23

Section 4.5 Other Offers 23

Section 4.6 Title Insurance 23

Section 4.7 Surveys 23

Section 4.8 Software License 24

Section 4.9 Title and Survey Objections/Cure of Title and Survey Objections 24

Section 4.10. Disclosure Schedules 25

ARTICLE V Covenants of Parent and Sellers 26

Section 5.1 Further Assurances 26

Section 5.2 Removal of Excluded Assets 26

Section 5.3 Limited License to use Name 26

Section 5.4 Covenant Not-to-Compete 26

Section 5.5 Maintenance, Care and Risk Related to Animal Assets 26

Section 5.6 Preservation of Records 27

Section 5.7 Maintenance of Assets 27

ARTICLE VI Pre-Closing Covenants of Buyer 27

Section 6.1 Consents and Approvals 27

Section 6.2 Communications 27

Section 6.3 Financing 28

ARTICLE VII Covenants of Buyer 28

Section 7.1 Further Assurances 28

Section 7.2 Access to Tax and Other Information 28

Section 7.3 Preservation of Records. 29

ARTICLE VIII Conditions Precedent 29

Section 8.1 Mutual Conditions Precedent 29

Section 8.2 Conditions Precedent of Buyer 29

Section 8.3 Conditions Precedent of Sellers 32

ARTICLE IX Survival and Indemnity 33

Section 9.1 Survival of Representations and Warranties 33

Section 9.2 Indemnity by Parent and Sellers 33

Section 9.3 Indemnity by Buyer 34

Section 9.4 Tax Indemnity 34

Section 9.5 Claims Procedure. 35

Section 9.6 Tax Treatment of Indemnity Payments 37

Section 9.7 Calculation of Losses 37

Section 9.8 Exclusive Remedy 38

ARTICLE X Employee Matters 38

Section 10.1 Employees 38

Section 10.2 Paid Time Off 39

Section 10.3 Interviews 39

Section 10.4 Health Insurance 39

Section 10.5 COBRA 39

Section 10.6 Severance 39

Section 10.7 WARN Act 40

Section 10.8 Past Service Credit 40

ARTICLE XI Termination 40

Section 11.1 Termination 40

Section 11.2 Effect of Termination 40

ARTICLE XII Miscellaneous 41

Section 12.1 Expenses 41

Section 12.2 Entire Agreement 41

Section 12.3 Assignment; Binding Effect 41

Section 12.4 Modification; Waiver and Extensions 41

Section 12.5 Notices 42

Section 12.6 Bulk Sales Waiver 42

Section 12.7 Press Releases 42

Section 12.8 Captions 42

Section 12.9 Counterparts 42

Section 12.10 Severability 43

Section 12.11 Time 43

Section 12.12 Choice of Law 43

Section 12.13 Confidentiality Agreement 43

Section 12.14 No Third Party Beneficiaries 43

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this "Agreement") is made and entered into as of the 8th day of April, 2004, by and among SIX FLAGS, INC., a Delaware corporation ("Parent"), Aurora Campground, Inc., an Ohio corporation and an indirect wholly-owned subsidiary of Parent ("Aurora Campground"), Funtime, Inc., an Ohio corporation and an indirect wholly-owned subsidiary of Parent ("Funtime"), Ohio Campgrounds Inc., an Ohio corporation and an indirect wholly-owned subsidiary of Parent ("Ohio Campgrounds"), Ohio Hotel LLC, an Ohio limited liability corporation and a direct wholly-owned subsidiary of Funtime ("Ohio Hotel" and together with Aurora Campground, Funtime and Ohio Campgrounds, "Sellers") and CEDAR FAIR, L.P., a Delaware limited partnership ("Buyer").

R E C I T A L S

A. Sellers own and operate the assets and business commonly known as "Six Flags Worlds of Adventure" situated at 1060 North Aurora Road, Aurora, Ohio 44202, including the adjacent hotel and campground (the "Business").

B. Sellers desire to sell, transfer and assign to Buyer (the "Sale") and Buyer desires to purchase and assume from Sellers (the "Purchase") all of the Assets and Assumed Liabilities, on the terms and conditions set forth herein.

C. Certain capitalized terms used in this Agreement shall have the meaning ascribed to such terms in Appendix A attached to this Agreement.

A G R E E M E N T S

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants, promises and undertakings set forth herein and in order to set forth the terms and conditions of the Purchase and Sale (together, the "Transaction") and the manner of effecting the Transaction, Buyer and Sellers hereby agree as follows:

ARTICLE I
Purchase and Sale

Section 1.1 Transaction; Assets. Subject to all of the terms, conditions and provisions of this Agreement, at the Closing:

Assets. Each Seller shall sell, transfer, assign and deliver to Buyer, and Buyer shall purchase and acquire from such Seller, free and clear of any Encumbrances (except as provided herein), all of such Seller's respective right, title and interest in and to all of such Seller's respective property and assets of every kind and description, wherever located, that are primarily used or held for use in connection with the operation of the Business, including without limitation the following (but excluding the Excluded Assets):

(a) Real Property. All of the real property (the "Land") other than the Excluded Assets (i) used in the operation of the Business and which is located in Portage County, Ohio or Geauga County, Ohio, including, without limitation, all of the real property located in Portage County, Ohio or Geauga County, Ohio which is owned ("Owned Real Property") or leased ("Leased Real Property") by one or more of Sellers and/or in which a Seller or any affiliate of a Seller otherwise has an interest (including the mortgage in favor of Ohio Campgrounds secured by a lien on the Silverhorn Camping Resort (the "Campground Property")), or (ii) which is described on Schedule 1.1(a) attached hereto (which Schedule with respect to the Owned Real Estate shall include all real property indicated as owned by Sellers or any affiliate on the title commitment(s) and survey(s) pursuant to Sections 4.6 and 4.7, respectively), together with Sellers' interests in all easements, rights of way, appurtenances, mineral and water rights and other rights and benefits running with such parcels of real property and all buildings, improvements and fixtures located thereon (the "Improvements" and collectively with the Land, the "Real Property");

(b) Tangible Personal Property. All vehicles, furniture, fixtures, machinery, rides, equipment, maintenance parts and all other tangible personal property, wherever located, owned by Sellers on the Closing Date and primarily used or held for use in connection with the operation of the Business (collectively, the "Tangible Personal Property").

(c) Inventory. All inventory located at the Real Property in connection with the Business other than inventory that bears, utilizes or contains the WB Marks or any other of Sellers' Retained Intellectual Property;

(d) Records and Manuals. All customer lists, manuals, drawings, imprints, engineering and design information, service and parts records, warranty records, maintenance and repair records and records of all employees hired by Buyer (provided employee consents are obtained) relating to the Assets or the Business (collectively, the "Records and Manuals");

(e) Permits. All licenses, certificates, variances, permits, consents, authorizations and approvals issued to Sellers as of the Closing Date by any governmental or quasi-governmental agency relating to or affecting the ownership or operation of the Assets or the Business, all of which material permits (whether or not assignable) are listed on Schedule 1.1(e) attached hereto, but excluding permits pertaining to the Excluded Assets (collectively, the "Permits").

(f) Personal Property Leases. All leases relating to the use of any personal property primarily used or held for use in connection with the Business, including, but not limited to the leases described on Schedule 1.1(f) attached hereto (the "Personal Property Leases").

(g) Real Property Leases. The leases, licenses, concession agreements and other agreements for the use or occupancy of all or any portion of the Leased Real Property by Sellers primarily in connection with the Business (collectively, the "Real Property Leases") described on Schedule 1.1(g) hereto.

(h) Contracts and Agreements. All of Sellers' rights under those contracts, purchase orders, sales orders, customer orders, distributor agreements, franchise agreements, sales representation agreements, warranty agreements, service agreements, guarantee agreements, confidentiality agreements, supply agreements, rights or option agreements, leases, concessions, licenses and any other agreements and commitments of any sort to which Sellers are a party on the Closing Date (including those pertaining to the use of any portion of the Real Property by third parties) that are primarily used or held for use in the operation of the Business, including, but not limited to all contracts and agreements described on Schedule 1.1(h), but excluding the Excluded Contracts (the "Contracts and Agreements").

(i) Intellectual Property Rights. All intellectual property owned by Sellers on the Closing Date and that is related to the Business and disclosed on Schedule 1.1(i) (the "Intangibles Acquired by Asset Purchase").

(j) Insurance Proceeds. Any proceeds from any property insurance of Sellers arising from a loss or event related to the Assets and occurring at any time after the date hereof, but before the Closing Date.

(k) The library of photographs, motion pictures and videos used in the marketing and promotion of the Business, but excluding any portions thereof that contain or utilize Sellers' Retained Intellectual Property.

(l) Other Assets. Except as provided in Section 1.2 below, all other tangible and intangible assets, including cash funds located at the Business, owned by Sellers on the Closing Date that are used primarily or held for use primarily in the ongoing operation of the Business.

All of the property and assets to be transferred to Buyer hereunder are herein referred to collectively as the "Assets."

Section 1.2 Excluded Assets.

Notwithstanding anything to the contrary set forth in Section 1.1 above, the term "Assets" shall specifically not include:

(a) any animals and all animal equipment, fixtures and supplies used or held for use in connection with the Business, including, but not limited to the animals, equipment and supplies listed on Schedule 1.2(a) attached hereto (collectively, the "Animal Assets");

(b) any Permits, Contracts and Agreements solely related to the Animal Assets;

(c) any intellectual property rights of Sellers and their affiliates listed on Schedule 1.2(c) (collectively, "Sellers' Retained Intellectual Property");

(d) any inventory, uniforms, costumes and supplies that contain, include or embody Sellers' Retained Intellectual Property and all Coca-Cola and related products and non-owned equipment;

(e) any insurance policies respecting the Sellers or the Business;

(f) any cash and cash equivalents (except for cash funds located at the Business), accounts receivable, notes receivable and other receivables;

(g) any computer hardware containing proprietary information of Parent and its subsidiaries (other than Sellers) listed on Schedule 1.2(g) and any non-assignable computer software listed on Schedule 1.2(g);

(h) any warranties or guaranties or other contractual agreements which are non-assignable and listed on Schedule 1.2(h);

(i) any claims and causes of action (except for insurance proceeds described in Section 1.1(j) hereof) against third parties respecting the Assets or the Business which relate to the period of time on or prior to the Closing Date, including without limitation, any proceeds from Tax protests, refunds, rebates or other recovery of Taxes, or utility refunds, but not including claims relating to the condition of the Assets;

(j) any employment records of any Seasonal Employee or Regular Employee (as defined in Section 10.1) not hired by Buyer as of the Closing Date;

(k) any multi-park agreements set forth on Schedule 1.2(k);

(l) any Real Property Leases described on Schedule 1.2(l) attached hereto;

(m) the Amended and Restated License Agreement, dated April 1, 1998, among Warner Bros. Consumer Products Division, DC Comics, Parent and Six Flags Theme Parks, Inc. (the "WB License");

(n) any Employee Benefit Plan and all insurance policies, trust agreements and other Contracts relating thereto;

(o) all Contracts and Agreements related exclusively to Excluded Assets (the "Excluded Contracts"); and

(p) all Permits related exclusively to Excluded Assets; and

(q) any assets set forth on Schedule 1.2(q) hereto (collectively with the items listed in Sections 1.2(a) through 1.2(p), above, the "Excluded Assets").

Section 1.3 Excluded Liabilities. Except as expressly set forth in Section 1.4, Buyer shall neither assume nor become responsible for any Liabilities of Sellers at the Closing (collectively, the "Excluded Liabilities"). All Excluded Liabilities shall remain the sole obligation and responsibility of Sellers and Sellers shall promptly discharge any such Liabilities in accordance with the past practices of the Business. Except as expressly set forth in Section 1.4, the Excluded Liabilities shall include all liabilities and obligations arising from or relating to ownership or operation of the Business or the Assets prior to or on the Closing Date, including, without limitation, the following:

(a) Liabilities relating to or arising in respect of any of the Excluded Assets;

(b) the fees and expenses incurred by Sellers in connection with negotiating, preparing, closing and carrying out the provisions of this Agreement, including, but not limited to, the fees, disbursements and expenses for Sellers' investment bankers, attorneys, accountants, and any other consultants;

(c) all salaries, bonuses, sales commissions and consulting fees payable to any current or former employees or agents of Sellers for services rendered prior to or on the Closing Date;

(d) one-half of personal property Taxes with respect to the Assets payable with respect to 2004, and all Taxes for any Tax period or portion thereof ending on or before the Closing Date (or for any Tax period beginning before and ending after the Closing Date to the extent allocable to the portion of such period up to and including the Closing Date).

(e) all Liabilities of Parent or Sellers with respect to vacation, sick pay, holiday, and severance payments prior to or on the Closing Date;

(f) Liabilities under Sellers' Employee Benefit Plans, Sellers' Benefit Arrangements, and any Multiemployer Plan in which Sellers or an ERISA affiliate have been a participating employer;

(g) any indebtedness for borrowed money of Sellers;

(h) all Liabilities under Environmental Laws arising from or relating to ownership or operation of the Business and Assets prior to or on the Closing Date, including without limitation liabilities and obligations in respect of any Environmental Condition, and any Environmental Claim related thereto, which concerns the Real Property and any other property previously owned, leased or otherwise used in or by the Business, regardless of whether any such Liabilities or Environmental Claims arising from or relating to pre-Closing periods are asserted before or after the Closing Date (collectively, "Pre-Closing Environmental Liability"); and

(i) all Liabilities, including without limitation, defense costs, arising from and relating to any pending or threatened worker's compensation or other litigation or claims arising from events or incidents prior to or on the Closing Date.

Section 1.4 Assumed Liabilities. Buyer shall assume, pay, fulfill, perform or otherwise discharge (i) the Liabilities set forth on Schedule 1.4, (ii) all Liabilities of Sellers with respect to Prepaid Revenue (clauses (i) and (ii) together, the "Scheduled Liabilities"), (iii) the Liabilities of Sellers arising and to be performed after the Closing under the Permits, Personal Property Leases, and Contracts and Agreements (including Liabilities with respect to Contracts and Agreements for goods or services that are delivered or performed after the Closing Date), and (iv) one-half of the personal property Taxes with respect to the Assets payable with respect to 2004, and, except as otherwise provided in Section 1.9(a), all Liabilities for Taxes for any Tax period or portion thereof beginning after the Closing Date (or for any Tax period beginning before and ending after the Closing Date to the extent allocable to the portion of such period after the Closing Date) (clauses (i)-(iv), collectively, the "Assumed Liabilities").

Section 1.5 Purchase Price. The purchase price (the "Purchase Price") to be paid by the Buyer for the Assets is One Hundred Forty-Four Million Two Hundred Fifty Thousand Dollars ($144,250,000) minus the Final Scheduled Liabilities Valuation (as defined in Section 1.7(d) below). At the Closing, the Buyer shall pay the Sellers a closing payment (the "Closing Payment") of One Hundred Forty-Four Million Two Hundred Fifty Thousand Dollars ($144,250,000) minus the Estimated Scheduled Liabilities Valuation (as defined in Section 1.7(a) below) by wire transfer of federal funds to an account or accounts designated by Sellers with notification of receipt of funds by Sellers' bank on the Closing Date. Any difference between the Purchase Price and the Closing Payment shall be paid by the Buyer or Sellers, as appropriate, pursuant to the terms of Section 1.7(e).

Section 1.6 Closing Date. The closing of the Purchase and Sale of the Assets in the Transaction contemplated by this Agreement (the "Closing") will take place at 9:00 a.m., Eastern Standard Time on April 8, 2004, in the offices of Squire, Sanders & Dempsey L.L.P., 4900 Key Tower, 127 Public Square, Cleveland, Ohio 44114 or at such other place or on such other date as is mutually agreeable to the parties; provided, however, that if any of the conditions to Closing set forth in Section 8.1 of this Agreement have not been satisfied or waived by both parties hereto on or before such date and time, then the Closing will occur at the foregoing place and time on the third business day after such condition has been satisfied or waived, but in no event shall the Closing occur after May 14, 2004. The date of the Closing is herein referred to as the "Closing Date."

Section 1.7 Post-Closing Adjustment

(a) On or prior to the Closing Date, Sellers shall deliver to Buyer a statement setting forth Sellers' estimate of the aggregate value of the Scheduled Liabilities (the "Estimated Scheduled Liabilities Valuation"), including an itemized list showing Sellers' estimate of each of the Scheduled Liabilities. The Estimated Scheduled Liabilities Valuation shall be prepared (i) in accordance with GAAP, and (ii) on a basis consistent with the preparation of the Financial Statements of the Business. The Estimated Scheduled Liabilities Valuation shall be used to calculate the Closing Payment absent manifest error.

(b) No later than sixty (60) days after the Closing Date, Buyer shall prepare and deliver to Sellers a statement setting forth the aggregate value of the Scheduled Liabilities as of the Closing Date (the "Closing Date Liabilities Valuation"), including an itemized list showing Buyer's determination of the value of each of the Scheduled Liabilities. The Closing Date Liabilities Valuation shall be prepared (i) in accordance with GAAP, and (ii) on a basis consistent with the preparation of the Financial Statements of the Business.

(c) After receipt of the Closing Date Liabilities Valuation, Sellers shall have thirty (30) days (the "Sellers' Review Period") to review it. If, within Sellers' Review Period, Sellers notify Buyer in writing that they object to any item(s) on the Closing Date Liabilities Valuation and specify the item(s) and amount(s) in dispute and the basis for such dispute (the "Sellers' Amendment Notice"), the parties shall use their best efforts to reach agreement in respect of the disputed items within the fifteen (15) day-period (the "Resolution Period") following the delivery of Sellers' Amendment Notice. Any item(s) on the Closing Date Liabilities Valuation not identified in writing as a disputed item within Sellers' Review Period shall be deemed to have been accepted by Sellers and not subject to any further review or change. If no Sellers' Amendment Notice is received by Buyer during Sellers' Review Period, the Closing Date Liabilities Valuation shall be deemed accepted by Sellers.

(d) If at the conclusion of the Resolution Period the parties have not reached an agreement on Sellers' objections, then all amounts and issues remaining in dispute shall be submitted by Sellers and Buyer to a Neutral Accountant. The fees, costs and expenses of the Neutral Accountant shall be borne proportionately by Buyer and Sellers to the extent that each party's calculation of the aggregate value of the Scheduled Liabilities differs from the final Scheduled Liabilities Valuation as finally determined by the Neutral Accountant. All costs and expenses incurred by the parties in connection with resolving any dispute under this Section 1.7 before the Neutral Accountant shall be borne by the party incurring such cost and expense. The Neutral Accountant shall act as an arbitrator to determine only those issues still in dispute at the end of the Sellers' Review Period. The Neutral Accountant's determination shall be made within forty-five (45) days after its engagement, shall be set forth in a written statement delivered to the Sellers and Buyer and shall be final, binding, conclusive and nonappealable for all purposes hereunder. The term "Final Scheduled Liabilities Valuation" shall mean the aggregate value of the Scheduled Liabilities as agreed to by Sellers and Buyer in accordance with Section 1.7(c) or the aggregate value of the Scheduled Liabilities resulting from the determination made by the Neutral Accountant in accordance with this Section 1.7(d) (in addition to those items theretofore agreed to by Sellers and Buyer during the Resolution Period or otherwise in accordance with Section 1.7(c)).

(e) If the Purchase Price is less than the Closing Payment, then the excess portion of the Closing Payment over the Purchase Price shall be paid by the Sellers to the Buyer. If the Purchase Price exceeds the Closing Payment, then the excess portion of the Purchase Price over the Closing Payment shall be paid by Buyer to the Sellers. The amount of any payment by Buyer or Sellers pursuant to this Section 1.7(e) plus interest thereon from and including the Closing Date but excluding the date of payment at the rate of 6.0% per annum shall be paid by Buyer or Sellers, as the case may be, by wire transfer of immediately available funds within five business days after the Final Scheduled Liabilities Valuation is agreed to by Sellers and Buyer or is determined by the Neutral Accountant in accordance with this Section 1.7.

Section 1.8 [INTENTIONALLY OMITTED]

Section 1.9 Closing Prorations. The following shall be prorated at or promptly following the Closing Date between the parties:

(a) Real Estate Taxes and Personal Property Taxes.  Real estate Taxes (including general and special assessments and water and sewerage charges) and personal property Taxes (together, "2004 Property Taxes") for 2004 shall be pro-rated between Sellers and Buyer by apportioning 2004 real estate Taxes between Sellers and Buyer in proportion to the number of days in 2004 up to and including the Closing Date, as to which such Taxes shall be the obligation of Sellers, and the number of days in 2004 following the Closing Date, as to which such Taxes shall be the obligation of Buyer and by apportioning 2004 personal property Taxes one-half to Buyer and one-half to Sellers. No more than thirty (30) days before a payment of 2004 Property Taxes by Sellers, whether in accordance with customary procedures for the payment of Property Taxes, pursuant to audit findings or otherwise in accordance with applicable law, Sellers shall provide Buyer with a copy of the relevant return, assessment or other documentation or a certification of the amount of the payment to be made within such thirty (30) day period (a "Payment Certification"). At least one day before the due date of each payment of 2004 Property Taxes, Buyer shall pay to Sellers, by wire transfer of immediately available funds to an account designated by Sellers in writing, Buyer's share of the total payment shown on such Payment Certification, as determined in accordance with this Section 1.9(a). Sellers shall pay, and indemnify and hold harmless Buyer against, all 2004 Property Taxes timely paid by Buyer to Sellers in accordance with this Section 1.9(a), all 2004 Property Taxes apportioned to Sellers in accordance with this Section 1.9(a) and all Property Taxes with respect to periods prior to 2004. Buyer shall indemnify and hold harmless Sellers against any liability in respect of 2004 Property Taxes apportioned to Buyer pursuant to this Section 1.9(a) that are not timely paid by Buyer to Sellers. This Section 1.9(a) shall survive the Closing until the lapse of the latest statute of limitations applicable to 2004 Property Taxes. Buyer shall, promptly upon receipt, provide to Sellers all notices, bills, assessments and other correspondence relating to 2004 Property Taxes or to Property Taxes for any Tax period or portion thereof ending on or before the Closing Date (or for any Tax period beginning before and ending after the Closing Date to the extent allocable to the portion of such period up to and including the Closing Date).

(b) Real Property Transfer Taxes and Recording Fees. Sellers and Buyer shall each pay one-half of any transfer Taxes and recording fees assessed on the conveyance of the Real Property at Closing.

(c) Utilities. Sellers shall endeavor to have all meters read and final bills rendered for all utilities servicing the Business including, without limitation, water, sewer, gas and electricity, for the period to and including the Closing Date. Sellers shall pay all bills for such utilities for the period to and including the Closing Date by the due dates thereof. The provisions of this Section shall survive the Closing for a period of one (1) year.

(d) Personal Property Leases, Contracts and Agreements and Permits. Sellers and Buyer shall make such prorations and adjustments under all Personal Property Leases, Contracts and Agreements and Permits as shall be reasonably necessary to reflect Sellers' responsibility thereunder for the period of time prior to and including the Closing and Buyer's responsibility thereunder for the period of time after the Closing Date.

(e) Errors. If any errors or omissions are made at the Closing regarding adjustments or prorations, the parties shall make the appropriate corrections promptly after the discovery thereof. The provisions of this Section shall survive the Closing for a period of one (1) year.

Section 1.10 Consent of Third Parties. Nothing in this Agreement nor the consummation of the Transaction contemplated hereby shall be construed as an attempt or agreement to assign any Asset, including any Contract and Agreement, Permit, Real Property Lease, Personal Property Lease, certificate, approval, authorization or other right, which by its terms or by applicable law is nonassignable without the consent of a third party or a governmental body or is cancelable by a third party in the event of an assignment ("Nonassignable Assets") unless and until such consent, approval or authorization, or replacement thereof, shall have been obtained. With respect to such Nonassignable Assets, Sellers shall, and shall cause their respective affiliates to, use their commercially reasonable efforts to cooperate with Buyer at its request for up to 180 days following the Closing Date in endeavoring to obtain such consents promptly; provided, however, that such efforts shall not require Sellers or any of their respective affiliates to incur any actual out-of-pocket costs payable to any third party or provide any financial accommodation or to remain secondarily or contingently liable for any Assumed Liability to obtain any such consent. Buyer and Sellers shall use their respective commercially reasonable efforts to obtain, or cause to be obtained, any consent, substitution, approval or amendment required to novate all Liabilities under any and all Contracts and Agreements or other Liabilities that constitute Assumed Liabilities or to obtain in writing the unconditional release of Sellers and their respective affiliates so that, in any such case, Buyer shall be solely responsible for such Liabilities. To the extent permitted by applicable law, in the event consents or approvals to the assignment thereof cannot be obtained, such Nonassignable Assets shall be held, as of and from the Closing Date, by Sellers or the applicable affiliate of Sellers in trust for Buyer and the covenants and obligations thereunder shall be performed by Buyer in Sellers' or such affiliate's name and all benefits and obligations existing thereunder shall be for Buyer's account. Sellers shall take or cause to be taken at Buyer's expense such actions in its name or otherwise as Buyer may reasonably request so as to provide Buyer with the benefits of the Nonassignable Assets and to effect collection of money or other consideration that becomes due and payable under the Nonassignable Assets, and Sellers or the applicable affiliate of Sellers shall promptly pay over to Buyer all money or other consideration received by it in respect of all Nonassignable Assets. As of and from the Closing Date, each of the Sellers on behalf of itself and its affiliates authorizes Buyer, to the extent permitted by applicable law and the terms of the Nonassignable Assets, at Buyer's expense, to perform all the obligations and receive all the benefits of Sellers or their respective affiliates under the Nonassignable Assets and appoints Buyer its attorney-in-fact to act in its name on its behalf or in the name of the applicable affiliate of Sellers and on such affiliate's behalf with respect thereto and Buyer agrees to indemnify and hold Sellers and their respective affiliates, agents, successors and assigns harmless from and against any and all Liabilities and Losses based upon, arising out of or relating to Buyer's performance of, or failure to perform, such obligations under the Nonassignable Assets, except for those Material Contracts that are not identified on Schedule 2.13.

ARTICLE II
Representations and Warranties of Parent and Sellers

In order to induce Buyer to enter into this Agreement, Parent and Sellers hereby represent, warrant, and agree as follows:

Section 2.1 Parent and Sellers.

(a) Sellers are duly organized and validly existing corporations or limited liability companies, as applicable, in good standing under the laws of the State of Ohio, and have all requisite power and authority, corporate and otherwise, to own, lease, use and operate their respective Assets and the Business as now conducted.

(b) Parent is a duly organized and validly existing corporation, in good standing under the laws of the State of Delaware, and has all requisite corporate power and authority to own, lease, use and operate its properties and business as now conducted.

Section 2.2 Corporate Power and Authority. Each of Parent and Sellers has full power and authority, corporate and otherwise, to execute and deliver this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the Transaction contemplated hereby have been duly and validly authorized by the Boards of Directors or the Members of each of Parent and Sellers. No other corporate acts or proceedings on the part of Parent, Sellers or any other Person are necessary to authorize this Agreement or the consummation of the Transaction contemplated hereby. This Agreement has been duly executed and delivered by each of Parent and Sellers and, when duly executed and delivered by the Buyer, this Agreement will constitute a valid and legally binding obligation of, and will be enforceable against, each of Parent and Sellers in accordance with its terms, except as enforceability may be affected by principles of equity, bankruptcy, insolvency, or creditors' rights.

Section 2.3 Conflicts, Consents and Approvals. Except as specifically set forth on Schedule 2.3 hereto, neither the execution and delivery of this Agreement, nor the consummation of the Transaction contemplated hereby, nor compliance by Parent or Sellers with any of the provisions hereof, will: (i) result in the creation of any material Encumbrance upon any of the Assets; (ii) violate any material order, writ, injunction, decree, or any statute, rule or regulation applicable to Parent, Sellers or any of the Assets; (iii) violate any provision of the Certificates of Incorporation, Bylaws or Operating Agreement of Parent or Sellers, or (iv) require any action or consent or approval of, or review by, or registration with any third party, court, or governmental body or other agency, instrumentality, or authority, other than as required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (the "HSR Act") and for consents for the assignment of the Permits, the Contracts and Agreements and the Personal Property Leases that require consent by a third party in connection with the consummation of the Transaction.

Section 2.4 Title to Tangible Personal Property. Except as set forth on Schedule 2.4, the Sellers have good title to the tangible personal property material to the Business and included in the Assets, free and clear of all mortgages, liens, security interests, charges, encumbrances or other title defects in all material respects, except for the liens of current state and local taxes not yet due and payable.

Section 2.5 Title to Real Property; Existing Surveys. The Sellers have good and insurable fee simple title to all of the Owned Real Property and a valid leasehold interest in all Leased Real Property, free and clear of all Encumbrances and other title defects other than Permitted Exceptions. The term "Permitted Exceptions" shall mean (a) those exceptions to title shown in Schedule B, Section II of the Title Commitments and those matters shown on the Surveys which are not objected to by Buyer pursuant to, and in accordance with, Section 4.9 of this Agreement; (b) any and all present and future zoning restrictions, regulations, requirements, laws and ordinances of any City, Town or Village in which the Owned Real Property lies and of boards, bureaus, commissions, departments and bodies of any Municipal, County, State or Federal sovereign or other governmental authority now or hereafter having or acquiring jurisdiction of the Real Property or the use and improvement thereof; (c) street widenings, proposed or in existence, or any changes of grade, proposed or in existence; (d) statutory liens for current and past Taxes, if any, and other governmental charges for the current fiscal year, which are not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings provided an appropriate reserve is established therefore; (e) those "standard exceptions" from coverage set forth as Items 2, 3 and 6 of Schedule B, Section II, of each of the Title Commitments, provided that the inclusion of this subsection (e) shall not be construed to limit, impair or otherwise affect Buyer's right to object to items shown on the Surveys as set forth in Section 4.9 of this Agreement; (f) parties in possession of all or part of the Owned Real Property pursuant to any contract, concession agreement, service agreement or license agreement which is listed on the Disclosure Schedules to this Agreement; (g) any state of facts shown on the Existing Surveys, provided such state of facts would not reasonably be expected to materially adversely impact, either individually or in the aggregate, the operation of the Business as presently conducted or the current use or value of the Owned Real Property; (h) variations between the record lot lines of the Owned Real Property and those shown on the tax map, if any, provided the same would not reasonably be expected to materially adversely impact, individually or in the aggregate, the operation of the Business as presently conducted or the current use or value of the Owned Real Property, provided however, that the tax parcels will include all of the land comprising the Owned Real Property and no other land, except non-material parcels of land resulting from the shifting of the water-line in Geauga Lake, other non-material parcels of a similar size and value and any parcels identified as easements or other lessor rights; and (i) any other covenants, restrictions, easements, agreements, defects or other matters affecting, or imperfections in, title to the Owned Real Property, or any part thereof, which would not reasonably be expected to materially adversely impact, individually or in the aggregate, the operation of the Business as presently conducted or the current use or value of the Owned Real Property, and provided that none of the foregoing shall constitute Objections to the Title Policy. Except as set forth on Schedule 2.5 or Schedule 2.9, all Improvements used in the conduct of the Business are in good and useable condition, reasonable wear, tear and obsolescence excepted, and conform, in all material respects, with all existing applicable ordinances, codes and regulations in effect as of the date hereof.

Section 2.6 Litigation. Except as set forth on Schedule 2.6 hereto, (i) there is no action, suit or proceeding pending or, to the best of Sellers' Knowledge, threatened against the Sellers or any affiliate thereof, with respect to the Business or the Assets, at law, in equity, by way of arbitration or before any governmental department, commission, board or agency, (ii) to the Sellers' Knowledge the Sellers are not in default in any material respect with respect to any written order, injunction or decree of any court or governmental department, commission, board or agency and no such written order, injunction or decree is now in effect which restrains the operations of the Business as currently conducted or the sale or use of the Assets, and (iii) except for conducting the operations of the Business in the ordinary course of Business, Sellers are not presently engaged in or aware of any situation which would reasonably be expected to subject Sellers or Buyer to any material litigation, arbitration, order, condemnation proceeding, claim or other legal proceeding or governmental investigation relating to the Business or the Assets.

Section 2.7 Brokerage and Finder's Fees. Sellers have not and will not incur any brokerage, finder's or any other commission or similar fee in connection with the Transaction contemplated by this Agreement.

Section 2.8 Environmental Matters.

(a) For the purpose of this Agreement:

(i) "Environmental Claim" shall mean any and all actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigations or proceedings under Environmental Laws or any permit issued under Environmental Laws relating to a violation of or liability under Environmental Laws (for purposes hereof, a "Demand"), including, without limitation, (A) any and all Demands for enforcement, cleanup, removal, response, remedial or other actions or damages pursuant to Environmental Laws and (B) any and all Demands seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief resulting from Hazardous Materials or arising from alleged injury or threat of injury to health, safety or the environment.

(ii) "Environmental Condition" shall mean any and all conditions relating to soil, surface water, groundwater, stream sediment, air or other environmental media, whether on or migrating from the Real Property that violates applicable standards of Environmental Laws in effect as of the Closing, which shall with respect to the presence of Hazardous Materials in the soil or groundwater be those standards applicable to the properties given their use at the time of Closing, regardless of whether such conditions are discovered before or after the Closing Date and expressly including the post-Closing migration or exacerbation of any condition to the extent that such migration or exacerbation is not caused by Buyer's operation of the Business.

(iii) "Environmental Laws" shall mean all applicable federal, state and local laws (including common law), rules, ordinances, orders, directives, permits, approvals, decisions or decrees, remediation standards, and regulations relating to pollution or protection of human health or the environment, including, without limitation and whether similar or dissimilar to, any applicable provisions of the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), the Resource Conservation Recovery Act ("RCRA"), 42 U.S.C. Sec. 6901 et seq. (RCRA), the Clean Water Act 33 U.S.C. Sec. 1251 et seq. (CWA), the Safe Drinking Water Act, 42 U.S.C. Sec. 300f et seq. (SWDA), the Clean Air Act, 42 U.S.C. Sec. 7401 et seq. (CAA), the Occupational Safety and Health Act, 29 U.S.C. 651 et seq. (OSHA), the Toxic Substances Control Act, 15 U.S.C. Sec. 2601 et seq. (TSCA), and the Emergency Planning and Right-to-Know Act of 1986, 42 U.S.C. Sec. 11001 et seq. (EPCRA).

(iv) "Hazardous Materials" shall mean (a) any element, compound or chemical that is characterized, regulated or defined as a contaminant, pollutant, hazardous or extremely hazardous substance, or a hazardous, medical, biohazardous, infectious or special waste under Environmental Laws; (b) petroleum, petroleum-based or petroleum-derived products; (c) polychlorinated biphenyls ("PCBs"); (d) any substance exhibiting a hazardous waste characteristic including but not limited to corrosivity, ignitibility, toxicity or reactivity as well as any radioactive or explosive materials; and (e) any asbestos-containing materials.

(v) "Release" means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including, without limitation, ambient air, surface water, groundwater and surface or subsurface strata) of Hazardous Materials.

    Except as set forth herein or on Schedule 2.8(b) hereto:

(i) To the Knowledge of Sellers, none of the Real Property is identified on any current list of contaminated or potentially contaminated property established by the United States Environmental Protection Agency or the Ohio Environmental Protection Agency;

(ii) Sellers' and, to their Knowledge, their predecessors' and affiliates', ownership and operation of the Business and Assets were and are in compliance with all Environmental Laws, except where the failure to comply would not reasonably be expected to have a material impact on the Business as currently conducted;

(iii) During Sellers' ownership of the Real Property and, to their Knowledge, at all other times, Hazardous Materials have not been managed, manufactured, produced or generated by, used on, treated or stored on, or transported to or from, the Real Property, other than as normally incidental to the conduct of the Business and in a manner that would not reasonably be expected to give rise to material Liabilities under Environmental Laws;

(iv) To the Knowledge of Sellers, there has been no Release of Hazardous Materials at, on, under or from any of the Real Property other than as would not be reasonably expected to result in an Environmental Claim, which if adversely decided would reasonably be expected to result in the owner of such Real Property incurring material liabilities under Environmental Laws;

(v) There are no pending, or, to the Knowledge of Sellers, threatened Environmental Claims including, without limitation investigations by any federal, state or local governmental entity, against or concerning Sellers with respect to the Business, Assets or Real Property;

(vi) To the Knowledge of Sellers, there are no conditions or circumstances which are reasonably likely to prevent or materially interfere with the use of the Real Property or the operation of the Business or the Assets as currently conducted in material compliance with Environmental Laws; and

(vii) There exists no Encumbrance created under Environmental Laws on any of the Real Property which would reasonably be expected to have a Material Adverse Effect.

This Section 2.8 is the sole and exclusive representation and warranty with respect to environmental matters.

Section 2.9 Condition of Assets. Except as set forth on Schedule 2.5 and Schedule 2.9, the Assets are, in all material respects, as of the date hereof, in good repair and operating condition, ordinary wear and tear excepted, as is suitable for their intended use. Except as set forth on Schedule 2.9, all of the Assets that are amusement rides (including related equipment) have been operated and maintained in all material respects in substantial compliance with all applicable laws and regulations of the State of Ohio and, to the extent any such Assets have been inspected by the State of Ohio for operation during the 2004 season, such Assets have been approved for operation during the 2004 season. The Sellers have operated and maintained all such Assets in accordance with prudent practice consistent with industry standards applicable to the operation of a regional amusement park, including, without limitation, compliance in all material respects with applicable manufacturers' written recommendations.

Section 2.10 Trademarks, Etc. To the Sellers' Knowledge, none of the past or present employees, officers, directors, shareholders or affiliates of the Sellers has any rights in any of the Intangibles Acquired by Asset Purchase. The Sellers have not granted any outstanding licenses or other rights to Intangibles Acquired by Asset Purchase except as described on Schedule 2.10, and the Sellers are not liable in any material respect, nor have the Sellers made any contract or arrangement whereby they may become liable in any material respect, to any person for any royalty or other compensation for the use of any Intangibles Acquired by Asset Purchase. The consummation of the Transaction contemplated hereby will not result in the loss or impairment of Buyer's right to own or use any Intangibles Acquired by Asset Purchase in any material respect. To Sellers' Knowledge the operations of the Business as presently conducted do not infringe any rights of others to the Intangibles Acquired by Asset Purchase or to any intellectual property owned by others.

Section 2.11 Financial Statements; Attendance.

(a) Sellers have delivered to Buyer true, correct and complete copies of the following financial statements (collectively the "Financial Statements") of the Business: (i) balance sheets and statements of income, as of and for the periods ended December 31, 2001, December 31, 2002 and December 31, 2003; and (ii) balance sheets and statements of income (the "Most Recent Financial Statements"), as of and for the two month period ended March 28, 2004 (the "Most Recent Fiscal Month End"). Except as set forth on Schedule 2.11(a) hereto, the Financial Statements (i) were prepared in accordance with generally accepted accounting principles in the United States consistently applied; and (ii) were prepared in accordance with the books and records of the Business and present fairly in all material respects the financial condition and results of operations of the Business as of the dates thereof and for the periods referred to therein.

(b) Schedule 2.11(b) accurately sets forth the attendance at the Business during 2001, 2002 and 2003.

Section 2.12 Absence of Changes or Events. Since December 31, 2003, except as set forth on Schedule 2.12 hereto, Sellers have operated the Business in the ordinary course of business consistent with past practices. Since December 31, 2003, Sellers have not:

(a) Mortgaged, pledged or granted any other Encumbrance on any portion of the Assets;

(b) Suffered any material change in the Assets or any material change in the condition (financial or otherwise) or results of operations of the Business or any event, occurrence or circumstance that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect;

(c) Suffered any damage, destruction or other casualty loss (whether or not covered by insurance), condemnation or other taking affecting the Assets or the Business in any material respect;

(d) Encountered any actual or threatened labor union organizing activity or collective bargaining negotiation, had any actual or threatened employee strikes, work stoppages, slow-downs or lock-outs, terminated any Employees for cause (other than in the ordinary course) or experienced any material change in its relationship with employees or the agents or independent contractors of the Business;

(e) Except for customary salary and wage increases as of January 1, 2004, and except as set forth in Schedule 2.12, made any material change in the rate of compensation, commission, bonus or other direct or indirect compensation payable or to become payable to any employee of the Sellers whose primary duties are at the Business, or any alteration in the benefits payable to any such employee.

Section 2.13 Contracts.

(a) Schedule 2.13(a) lists all Contracts and Agreements, whether written or oral, including amendments thereto, that fall into one or more of the following categories (each a "Material Contract" and, collectively, the "Material Contracts"):

(i) Any agreement involving the expenditure by the Business of more than $50,000 and not cancelable upon notice by Sellers without penalty or consent within ninety (90) days;

(ii) Any agreement relating to capital expenditures, providing for the payment of an aggregate amount of more than $50,000 and not cancelable upon notice by Sellers without penalty or consent within ninety (90) days;

(iii) Any agreement, contract, lease, plan, arrangement and/or commitment relating to the grant or receipt by Sellers of any license or royalty fees or other payment obligations to or from any Person;

(iv) Except for those employment agreements that are not assumed pursuant to this Agreement, any employment agreement, contract, policy, confidentiality or proprietary rights agreement, and/or commitment with or between Sellers and any of their respective employees, directors or officers, including without limitation those relating to severance;

(v) Partnership, joint venture or other cooperative arrangements or agreements involving a sharing of profits and expenses;

(vi) Any contract, agreement or arrangement containing covenants limiting the freedom of the Business to compete in any line of business with any person, group association or business entity or in any area or territory;

(vii) Any other agreement, contract and commitment the assignment of which either requires consent by a third party in connection with the consummation of the Transaction or that is entered into by Sellers that is outside of the ordinary course of the Business; and

(viii) Any lease pertaining to the use of any portion of the Real Property by third parties.

(b) Sellers have delivered to Buyer complete and correct copies of all Material Contracts together with all amendments thereto. All of the Material Contracts are the valid and binding obligations of the Sellers and, to the Knowledge of Sellers, the other respective parties thereto, are in full force and effect and as to Sellers are enforceable in accordance with their respective terms, except as the enforcement may be affected by bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other laws relating to or limiting creditors' rights generally or by general principles of equity, regardless of whether such enforceability is considered in a proceeding at law or in equity.

Section 2.14 Tax Matters.

(a) Except as set forth on Schedule 2.14(a), (i) each of the Sellers has filed all Tax Returns that it was required to file related to the Business or the Assets, (ii) all such Tax Returns were correct and complete in all respects, (iii) all Taxes related to the Business or the Assets owed by the Sellers (whether or not shown on any Tax Return) have been paid, (iv) none of the Sellers is the beneficiary of any extension of time within which to file any Tax Return related to the Business or the Assets, (v) no claim has ever been made by an authority in a jurisdiction where any of the Sellers does not file Tax Returns that it is or may be subject to taxation by that jurisdiction related to the operation of the Business or the Assets, and (vi) there are no Encumbrances on any of the assets of any of Sellers that arose in connection with any failure (or alleged failure) to pay any Tax related to the Business or the Assets.

(b) Except as set forth on Schedule 2.14(b), Sellers have withheld and paid all Taxes required to have been withheld and paid, related to the Business or the Assets, in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party, and all Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed.

(c) Except as set forth on Schedule 2.14(c), (i) no shareholder of any Seller or director or officer (or employee responsible for Tax matters) of any Seller expects any authority to assess any additional Taxes related to the Business or the Assets for any period for which Tax Returns have been filed; and (ii) there is no dispute or claim concerning any Tax Liability of Sellers related to the Business or the Assets either (A) claimed or raised by any authority in writing, or (B) as to which any Seller and the directors and officers (and employees responsible for Tax matters) of any Seller has Knowledge based upon personal contact with any agent of such authority.

(d) Except as set forth on Schedule 2.14(d), no Sellers are a party to any Tax allocation, indemnification or sharing agreement that will (i) remain in effect subsequent to the Transaction and (ii) impose any obligation on Buyer or any of its affiliates.

(e) Except as set forth on Schedule 2.14(e), all amounts with respect to the Business or the Assets required to be collected or withheld by Sellers with respect to Taxes have been duly collected or withheld and any such amounts that are required to be remitted to any taxing authority have been duly remitted.

Section 2.15 Employee Benefits.

(a) Schedule 2.15(a) attached hereto sets forth and identifies (i) each material employee benefit plan (an "Employee Benefit Plan"), as defined in Section 3(3) of ERISA, which is an employee welfare benefit plan, as defined in Section 3(1) of ERISA (a "Welfare Plan"); (ii) each material Employee Benefit Plan which is an employee pension benefit plan, as defined in Section 3(2) of ERISA (a "Pension Plan"); and (iii) each bonus, deferred compensation, incentive compensation, holiday, vacation, termination, severance pay, sick pay, sick leave, disability, tuition refund, service award, company car, scholarship, relocation, award, program, policy or practice, other than an Employee Benefit Plan (a "Benefit Arrangement"), maintained by Sellers for any active, retired or former employee of the Business (a "Business Employee").

(b) No employees of Sellers or any subsidiary thereof or any trade or business (whether or not incorporated) that is part of the same controlled group or under common control with or part of an affiliated service group that includes any Seller within the meaning of Section 414(b), (c), (m) or (o) of the Code and Section 210 of ERISA currently participate or ever have participated in any multiemployer plan, as defined in Section 3(37) of ERISA (a "Multiemployer Plan") or a voluntary employees beneficiary association, as defined in Section 501(c)(9) of the Code (a "VEBA"). Neither Sellers nor any ERISA Affiliate (as defined in the Code) have ever been a participating employer in any Multiemployer Plan or sponsored a VEBA.

(c) Except as indicated on Schedule 2.15(c), with respect to each Employee Benefit Plan maintained for any Business Employee and each related funding arrangement of Sellers and any ERISA Affiliate: (i) each such Employee Benefit Plan has been maintained and administered in all material respects with all applicable laws, including, without limitation ERISA and the Code; (ii) each such Employee Benefit Plan which is a Pension Plan intended to qualify under Section 401(a) of the Code has been determined to be so qualified by the Internal Revenue Service; (iii) each trust maintained in conjunction with such Employee Benefit Plan which is a Pension Plan intended to qualify under Section 401(a) of the Code has been determined to be exempt from taxation by the Internal Revenue Service; (iv) none of such Employee Benefit Plans which are Pension Plans or the related trusts, or any administrator or trustee thereof, or party-in-interest or disqualified person thereto has engaged in a transaction that could cause any of them to be liable for a civil penalty under Section 409 or 502(i) or any other section of ERISA or result in a tax under Section 4975 or 4976 or any other section of Chapter 43 of Subtitle D of the Code; and (v) all amounts required to be paid to each such Employee Benefit Plan on or before the Closing Date has been paid within the time periods required by the Plans or by law.

(d) No "reportable event" (within the meaning of Section 4043 of ERISA) has occurred with respect to any Pension Plan of Sellers or an ERISA Affiliate;

(e) No Welfare Plan of Sellers or an ERISA Affiliate provides retiree medical or retiree life insurance benefits.

(f) Each Welfare Plan of Sellers which is a group health plan for any Business Employee has been operated in compliance in all respects with the requirements of Sections 601 through 608 of ERISA and Section 4980B of the Code relating to the continuation of coverage under certain circumstances in which coverage would otherwise cease.

(g) Any Employee Benefit Plan of Sellers for any Business Employee designed to satisfy the requirements of Section 125, 401(k), 409, 501(c)(9), 4975(e)(7) and/or 4980B of the Code satisfies such section in all respects.

(h) Except as indicated on Schedule 2.15(h), there is no audit which is in process by, or for which notification has been received from the Department of Labor, Internal Revenue Service, or Pension Benefit Guaranty Corporation with respect to any Pension Plan of Sellers.

(i) There are no claims pending by, or on behalf of, any of the Employee Benefit Plans of Sellers by any current or former Business Employee or beneficiary thereof, other than routine benefit claims.

Section 2.16 Insurance. Except as set forth in Schedule 2.16, as of the date hereof, there is no claim with respect to the Business pending under any of Sellers' insurance policies (the "Insurance Policies") as to which coverage has been questioned, denied or disputed by the underwriters of such Insurance Policies or any requirement by any insurer to perform work which has not been satisfied. Schedule 2.16 also sets forth, as of the date hereof, a true and complete list of claims pertaining to the Business made in respect of the Insurance Policies for the period since January 1, 2001. All premiums payable on or before the Closing Date under all Insurance Policies have been paid and Sellers and the Business are otherwise in compliance in all material respects with the terms and conditions of all such Insurance Policies. All Insurance Policies are in full force and effect. Except as provided in Schedule 2.16, claims under all Insurance Policies are payable on an "occurrence basis" such that a claim of any type covered thereunder that is asserted after the Closing Date for an event that occurred prior thereto would be covered by such Insurance Policies.

Section 2.17 Compliance with Law. Other than with respect to the matters set forth in Sections 2.3, 2.6, 2.8, 2.9, 2.14 and 2.15, Sellers have complied in all material respects with all laws, rules, regulations and orders applicable as of the date hereof to the conduct of the Business (including, without limitation, the operation by Sellers of the Real Property) as and in the manner conducted by Sellers, including, without limitation, zoning, use, noise, pollution, environmental, building, fire, safety and health laws and governmental regulations. Sellers have obtained all material Permits required by applicable law or governmental regulation in connection with the Business as now conducted. Except as set forth on Schedule 2.17, as of the date hereof, to Sellers knowledge, there are no proposed laws, rules, regulations or orders, or any judgments, decrees or other proceedings, which would be applicable to the Business or Assets and not applicable to any other amusement park currently operating in the State of Ohio, which would reasonably be expected to adversely affect the Business or Assets, either before or after the Closing.

Section 2.18. No Other Representations or Warranties. Except for the representations and warranties contained in this Article II (as modified by the Schedules hereto), neither Sellers nor any other person makes any other express or implied representation or warranty with respect to Sellers, the Business, the Assets, the Assumed Liabilities or the Transaction, and Sellers disclaim any other representations or warranties, whether made by Sellers, any affiliate of Sellers or any of their respective officers, directors, employees, agents or representatives.

ARTICLE III
Representations and Warranties of Buyer

In order to induce Sellers to enter into this Agreement, Buyer hereby represents, warrants, and agrees as follows:

Section 3.1 Organization and Standing of Buyer. Buyer is a duly organized and validly existing limited partnership, in good standing under the laws of the State of Delaware, and has all requisite power and authority, partnership and otherwise, to own, lease, use and operate its properties as now conducted. Buyer (or a wholly-owned subsidiary of Buyer that is designated by Buyer pursuant to Section 12.3 to carry out all or part of the Transaction) is duly qualified to do business and is in good standing as a foreign corporation in the State of Ohio.

Section 3.2 Partnership Power and Authority. Buyer has full power and authority, partnership and otherwise, to execute and deliver this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the Transaction contemplated hereby have been duly and validly authorized by all necessary partnership action of Buyer. No other partnership acts or proceedings on the part of Buyer or its unitholders are necessary to authorize this Agreement or the consummation of the Transaction contemplated hereby. This Agreement has been duly executed and delivered by the Buyer and, when duly executed and delivered by the Sellers, this Agreement will constitute a valid and legally binding obligation of, and will be enforceable against, Buyer in accordance with its terms, except as enforceability may be affected by principles of equity, bankruptcy, insolvency, or creditor's rights.

Section 3.3 Conflicts, Consents and Approvals. Neither the execution and delivery of this Agreement, nor the consummation of the Transaction contemplated hereby, nor compliance by Buyer with any of the provisions hereof will (i) violate any order, writ, injunction, decree, or any statute, rule or regulation applicable to Buyer; (ii) violate any provision of the Certificate of Partnership or Partnership Agreement of Buyer; or (iii) require any action or consent or approval of, or review by, or registration with any third party, court, or governmental body or another agency, instrumentality or authority, other than as required by the HSR Act and consents for the assignment of the permits, contracts and leases described herein by the other contracting parties thereto.

Section 3.4 No Litigation; Compliance with Law. There is no action, suit or proceeding pending or, to the knowledge of Buyer, threatened against Buyer, or to which Buyer is otherwise a party, at law, in equity, by way of arbitration or before any governmental department, commission, board or agency which, if adversely determined, would reasonably be expected to have a material adverse effect on the ability of Buyer to perform its obligations under this Agreement or to consummate the Transaction contemplated hereby. Buyer is not subject to any order, injunction, judgment or decree of any governmental department, commission, board or agency, except to the extent the same would not reasonably be expected to have a material adverse effect on the ability of Buyer to perform its obligations under this Agreement or to consummate the Transaction contemplated hereby. Buyer is not presently engaged in or aware of any situation which could subject Sellers or Buyer to any litigation, arbitration, order, condemnation proceeding, claim or other legal proceeding or governmental investigation relating to the Transaction or arising out of this Agreement in any way.

Section 3.5 Financing. Assuming that the financing contemplated by Section 6.3 of this Agreement is consummated in accordance with the terms thereof, the funds to be borrowed by Buyer, together with Buyer's available cash, will provide sufficient funds for Buyer to pay the Purchase Price and to consummate the Transaction contemplated hereby. As of the date of this Agreement, to the knowledge of Buyer, there are no facts or circumstances related to the business, assets, operations, condition (financial or otherwise) or prospects of Buyer and its subsidiaries, or the Business, that create a basis for Buyer to believe that Buyer will not obtain all of the financing contemplated by Section 6.3 of this Agreement upon satisfaction of the conditions set forth in Sections 8.1 and 8.2 of this Agreement.

Section 3.6 Broker and Finder's Fees. Buyer has not and will not incur any brokerage, finder's or similar fee in connection with the Transaction.

ARTICLE IV
Pre-Closing Covenants of Parent and Sellers

Sellers agree that, subsequent to the date hereof and prior to the Closing Date:

Section 4.1 Access; Cooperation. Through the Closing Date, and subject to the terms of the Confidentiality Agreement, Sellers will afford to the authorized representatives of Buyer reasonable access to the Assets and to representatives of Sellers to discuss matters relating to the Assets. Any such investigation and examination shall be coordinated by Sellers and Buyer and conducted during regular business hours upon reasonable advance notice subject to restrictions under applicable law. Notwithstanding anything herein to the contrary, no such investigation or examination shall be permitted to the extent that it would require Sellers to disclose information subject to attorney-client privilege or conflict with any confidentiality obligations to which any of the Sellers is bound. To the extent Sellers believe that privilege or their confidentiality obligations preclude Buyer's investigation or examination under the foregoing sentence, they shall promptly provide Buyer a privilege log detailing with reasonable specificity the topics and general nature of the information withheld. If Buyer proposes a means that provides reasonable assurance of protecting the information or privilege, Sellers shall then promptly disclose the information at issue. Subject to these limitations, Buyer and Buyer's agents will be given the right to perform and conduct any and all necessary physical, engineering, environmental and other inspections of the Assets and all other relevant agreements and documents relating to the Assets as Buyer may reasonably request. Buyer shall restore the Assets to a condition substantially similar to the condition such Assets were in prior to any such testing. The parties hereby agree that such on-site inspections and investigations shall only be conducted with the consent of and coordination by Sellers.

Section 4.2 Operation of the Business.

(a) Except as expressly provided in this Agreement, between the date hereof and the Closing Date, Sellers shall:

(i) conduct the operations of the Business in the ordinary course of business consistent with past practice, and use their commercially reasonable efforts to preserve intact the present business organization and structure of the Business, keep available the services of the full-time employees of Sellers whose primary duties are at the Business and preserve their relationships with customers, suppliers and others having business dealings with the Business.

(ii) use their commercially reasonable efforts to maintain the machinery, equipment and rides primarily used or held for use in connection with the Business in good operating and usable condition, and in a state of good maintenance and repair, all in a manner that is consistent with preparing for the beginning of the 2004 operating season for the Business.

(iii) notify Buyer of any material claims pertaining to the Business made in respect of the Insurance Policies between the date hereof and the Closing Date.

(iv) not enter into any Contract or Agreement of a type required to be included on any Schedule hereto except Contracts and Agreements entered into in the ordinary course of business and except Contracts and Agreements approved by Buyer, which approval shall not be unreasonably withheld or delayed.

(b) Between the date hereof and the Closing Date, Sellers agree that they will use their commercially reasonable efforts to conduct the business of the Business in such a manner so that the representations and warranties of Sellers contained herein shall continue to be true and correct in all material respects on and as of the Closing Date as if made on and as of the Closing Date.

Section 4.3 Consents and Approvals. In accordance with, and subject to Section 1.10 of this Agreement, Sellers shall use their commercially reasonable efforts to obtain all Permits required to be obtained by them from any appropriate governmental agency or authority or other person in connection with the consummation of the Transaction contemplated by this Agreement, including without limitation (a) securing, whether before or after the Closing, all third party consents to the assignment of the Permits, Personal Property Leases, Real Property Leases and Contracts and Agreements, and (b) filing under the HSR Act, furnishing all requested materials throughout the HSR process (including any "second request"), and cooperating with all governmental agencies and authorities.

Section 4.4 Communications. Prior to the Closing Date, Parent and Sellers shall, subject to applicable law and to any confidentiality obligations of Sellers, promptly notify Buyer of:

(a) any notice or other communication delivered or received by Parent or Sellers (or their representatives) to or from any third party (other than notices or other communications solely among Sellers' representatives or between Sellers and Buyer) which would reasonably be expected to materially adversely affect the ability of Parent or Sellers to consummate the Transaction contemplated hereby (including, without limitation, any notice or other communication to or from any third party objecting to, or alleging that the consent of any person is or may be required in connection with, the Transaction contemplated hereby);

(b) any event, condition or circumstance occurring from the date hereof through the Closing Date that would constitute a material violation or breach of any Sellers' representation or warranty, whether made as of the date hereof or as of the Closing Date, or that would constitute a material violation or breach of any covenant of any party contained in this Agreement.

Section 4.5 Other Offers. From the date of this Agreement until it is terminated in accordance with Article XI, Parent and Sellers shall not, and shall cause their officers, directors, employees and other agents not to, take any action to: (i) encourage, solicit or initiate the submission of any Acquisition Proposal (as defined below) with respect to any third party, (ii) enter into any agreement with respect to any Acquisition Proposal with respect to any third party or (iii) participate in any way in discussions or negotiations with, or furnish any information to, any person in connection with, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal with respect to any third party. The term "Acquisition Proposal" shall mean any proposal, offer, bid, or other indication concerning the sale or transfer of the Business or the Assets or any material portion thereof or any merger or other business combination of the Business or the Assets, to or with any Person other than Buyer.

Section 4.6 Title Insurance. Sellers have obtained and delivered, or caused to be delivered, to Buyer, a commitment with respect to each separately owned portion (each, a "Site") of the Owned Real Property (individually, each a "Title Commitment," collectively the "Title Commitments") for an A.L.T.A. title insurance policy to insure fee simple marketable title, subject to those matters described in Schedule B, Section II, of the Title Policy, to Buyer of the Owned Real Property prepared by First American Title Insurance Company (the "Title Company"), together with true, legible copies of all material instruments referred to therein. The cost of obtaining the Title Commitments shall be borne equally by the Sellers and the Buyer.

Section 4.7 Surveys. Sellers have delivered to Buyer copies of the Existing Surveys and a complete copy of the Campground Survey. As soon as practicable after the Closing Date, but no later than June 11, 2004, each of the parties shall use their respective commercially reasonable efforts to cause the surveyor to deliver to Buyer and Sellers the Final Survey. The New Surveys shall be prepared by a licensed surveyor who shall certify the New Surveys in favor of Sellers, Buyer and the Title Company. Subject to reasonable approval of Sellers, Buyer and the Title Company, and consistent with applicable laws and governmental requirements, the metes and bounds legal description of the Owned Real Property contained in the Title Policy shall be used in the Deeds. In the event that the metes and bounds legal description used in the Final Survey (the "Final Survey Legal") is different from that contained in the Title Policy and/or in the Deeds, the parties agree to use their respective commercially reasonable efforts to cause the Title Policy to be endorsed to use the Final Survey Legal and Sellers will file corrective deeds to ensure the vesting in Buyer of all Owned Real Property. The cost of obtaining the New Surveys shall be borne equally by Sellers and the Buyer.

Section 4.8 Software License. Sellers agree to cooperate with Buyer and reasonably assist Buyer, both before and for a reasonable period of time after Closing, in securing certain software used for the operation of the Business, as reasonably requested by Buyer. In particular, Sellers shall use their commercially reasonable efforts to negotiate a mutually acceptable one (1) year software license with Buyer for such Business software owned by Sellers (including, but not limited to software related to the ticket system used in the Business), which license shall apply solely to the Business. In addition, Sellers shall assist Buyer in obtaining consents or licenses from third party owners of such operating software which is licensed to Sellers and available for use by the Business after the Transaction. In no event will Sellers be obligated to make any payments in respect of securing for use by Buyer any such software used in the operation of the Business.

Section 4.9 Title and Survey Objections/Cure of Title and Survey Objections. Buyer has delivered to Sellers the written notice attached hereto as Exhibit E (the "Initial Objection Letter") listing all objections Buyer has to matters contained in the Title Commitments and any matters shown on the Initial Surveys ("Pre-Closing Objections"); provided, however, that in no event shall Buyer be entitled to raise any Objection with respect to Permitted Exceptions. Furthermore, within fifteen (15) business days after receiving the Final Survey, Buyer shall provide written notice (the "Second Objection Letter," and, collectively with the Initial Objection Letter, the "Objection Letters") of objections Buyer may have to matters shown on the Final Survey, which shall exclude those matters which were depicted on the Initial Surveys and those matters which constitute Permitted Exceptions ("Post-Closing Objections," and, collectively with Pre-Closing Objections, "Objection(s)"). Sellers agree to cure any Objections which can be cured by the payment of a fixed sum of money (such as mortgages, judgment liens and mechanics liens) ("Monetary Objections"). Notwithstanding the foregoing, or anything to the contrary set forth herein:

(a) Timing. If Buyer fails to notify Sellers of an objection within the time provided herein, then Buyer shall be deemed to have accepted the Title Policy and Surveys subject to such objection and the basis therefore and such objection shall be deemed a Permitted Exception (except any Encumbrance to be released at or before Closing). Notwithstanding the foregoing, Buyer shall use commercially reasonable efforts to notify Sellers of any Objection promptly upon discovering the basis for such Objection, which shall in all events be no later than the time period set forth above.

(b) Pre-Closing Objections. Sellers shall have until the Closing (or such longer period requested by Sellers as Buyer may in writing approve) to cure or remove, or have the Title Company insure over through Affirmative Assurance, all or any Pre-Closing Objections. If Seller is unable to effect a cure, removal or Affirmative Assurance of any Pre-Closing Objections prior to Closing (or any date to which Closing has been adjourned), Buyer shall accept conveyance of the Owned Real Property at Closing, subject to such Pre-Closing Objection in which event any such uncured Pre-Closing Objection automatically shall be deemed to be a Post-Closing Objection which shall be subject to the provisions of Section 4.9(c), below; whereupon, Sellers shall convey the Owned Real Property as required under this Agreement subject to the terms and conditions contained herein.

(c) Post-Closing Objections. From and after the delivery of the Second Objection Letter, Buyer shall have the right, but not the obligation, to elect, on written notice ("Cure Notice") to the Sellers and Title Company within six (6) months of the Closing Date, to cure or remove ("Cure") any of the Post-Closing Objections, at Seller's sole cost and expense. Within twenty (20) business days of receiving a Cure Notice, Sellers shall provide Buyer with written notice setting forth, in reasonable specificity, Sellers' proposed method ("Cure Plan") to be used by Buyer, at Sellers' sole cost and expense, to effect such Cure.

Sellers agree to execute any and all affidavits or other documents (including, without limitation, indemnification agreements) reasonably required by the Title Company in order for the Title Company to issue the Title Policy as required by this Agreement and to otherwise remove and/or cure any and all Post-Closing Objections and as to those Post-Closing Objections that cannot be removed or cured by the Title Company, to provide affirmative assurance to Buyer in form and substance acceptable to Buyer including, without limitation, affirmative assurance in respect of any encroachments against forced removal, forfeiture or reversion of title of any Improvements (the "Affirmative Assurance").

(d) Indemnification. In the event Sellers are not able or willing to cure any Post-Closing Objection and the Title Company is unable or unwilling to provide the Affirmative Assurance, then Sellers shall indemnify and hold harmless Buyer and Buyer's Indemnified Persons from and against all Losses with respect thereto as provided under Sections 9.2 and 9.5(g) of this Agreement, and subject to the terms thereof.

Section 4.10. Disclosure Schedules. Sellers may, at their option, include in the Schedules items that are not material in order to avoid any misunderstanding, and such inclusion, or any references to dollar amounts, shall not be deemed to be an acknowledgment or representation that such items are material, to establish any standard of materiality or to define further the meaning of such terms for purposes of this Agreement. All matters disclosed in a Schedule shall be deemed to be disclosed in each Schedule to which it is, upon review of all Schedules, reasonably apparent that such matters relate.

ARTICLE V
Covenants of Parent and Sellers

Section 5.1 Further Assurances. Parent and Sellers agree that subsequent to the Closing, at the reasonable request of Buyer, they will execute and deliver, or cause to be executed and delivered to Buyer, or Buyer's designee, such further instruments of transfer and conveyance, and take such other actions as may be reasonably necessary to carry out and consummate the Transaction contemplated by this Agreement.

Section 5.2 Removal of Excluded Assets. Within (a) one hundred twenty (120) days after the Closing with respect to Animal Assets and (b) thirty (30) days after the Closing with respect to Excluded Assets other than Animal Assets, Sellers shall, at their sole cost and expense (including with respect to any material damage to the Assets), remove all Excluded Assets and may remove from the Business or eliminate by painting over or similar actions, all signs, renderings or other materials bearing any of Sellers' Retained Intellectual Property; provided, however, that Sellers shall not be responsible for replacing any such signs, renderings or other materials bearing any of Sellers' Retained Intellectual Property. At all times during such removal, Buyer shall have the right to have a representative present. To the extent not removed by Sellers, Buyer shall, at a reasonable cost and expense to be paid by Sellers, remove all such signs and materials prior to the opening of its 2004 operating season.

Section 5.3 Limited License to use Name. For the duration of the 2004 operating season, Sellers shall provide Buyer with a royalty-free license to publicize that the Business was formerly known as "Six Flags Worlds of Adventure".

Section 5.4 Covenant Not-to-Compete. In order to preserve the value of the Business being acquired by Buyer hereunder, Parent and Sellers agree that they will not, and will cause their controlled affiliates not to, for a period of three (3) years from the Closing Date, directly or indirectly, as a partner, officer, employee, director, stockholder, investor, lender, proprietor, manager, consultant, representative, agent or otherwise, become or be interested in, or associate with or render assistance to, any person (other than Buyer) engaged in the ownership, operation and/or management of any "Six Flags" or similar amusement park facility located within one hundred fifty (150) miles of the Business. The foregoing provisions shall not, however, (i) affect in any way the conduct by Parent, Sellers or their respective affiliates of any other business owned by them outside of such restricted area, or owned and operated by Parent or Sellers as of the date of this Agreement within such restricted area; or (ii) prohibit the ownership by any person of not more than two percent (2%) of any class of outstanding equity securities listed for trading on a national securities exchange or publicly traded in the over-the-counter market of any person (other than Buyer) which engages in any such business.

Section 5.5 Maintenance, Care and Risk Related to Animal Assets. Following the Closing, and for a period not to exceed one hundred twenty (120) days thereafter, Buyer will permit representatives of Sellers access to the Business in order to continue the care and feeding of the animals located thereat and to arrange for the removal of the Animal Assets. Such activity will be at Sellers' sole cost and expense and will be conducted at times and in a manner reasonably acceptable to Buyer and designed to minimize interference with Buyer's operation of the Business. For the avoidance of doubt, it is the intent of the parties that Sellers shall retain all liabilities related to the care and maintenance of the Animal Assets, including, but not limited to, all costs incurred to care for and maintain the Animal Assets, either before or after the Closing. Sellers shall also retain all risks related to the Animal Assets and the risk of loss of the Animal Assets, either before or after the Closing. Parent and Sellers, jointly and severally, shall indemnify the Buyer from and against the entirety of any Losses Buyer may suffer resulting from, arising out of or relating to the Animal Assets, except to the extent such Losses are the result of Buyer's gross negligence or willful misconduct.

Section 5.6 Preservation of Records. Sellers agree to preserve and keep the records held by them or their respective affiliates relating to the Business for a period of seven (7) years from the Closing Date and shall make such records available to the Buyer as may be reasonably required by such party in connection with, among other things, any insurance claims by, legal proceedings or tax audits against or governmental investigations of Buyer or any of its respective affiliates in order to enable Buyer to comply with its respective obligations under this Agreement and each other agreement, document or instrument contemplated hereby or thereby. In the event Sellers wish to destroy such records after that time, any Seller shall first give ninety (90) days prior written notice to Buyer and Buyer shall have the right at its option and expense, upon prior written notice given to Sellers within that ninety (90) day period, to take possession of the records within one hundred and eighty (180) days after the date of such notice.

Section 5.7 Maintenance of Assets. Funtime, or a successor to its assets and liabilities that assumes Funtime's obligations to Buyer under this Agreement by express agreement or by operation of law, will continue to hold, directly or indirectly, at least 40% interest in Elitch Gardens L.P. and at least 99% interest in Parc Six Flags Montreal, S.E.C. until Sellers have paid in full all applicable sales and use Taxes through 2004 or are not otherwise liable therefor.

ARTICLE VI
Pre-Closing Covenants of Buyer

Buyer agrees that, subsequent to the date hereof and prior to the Closing Date:

Section 6.1 Consents and Approvals. In accordance with, and subject to Section 1.10 of this Agreement, Buyer shall use its commercially reasonable best efforts to obtain all licenses, consents or other approvals required to be obtained by it from any appropriate governmental agency or authority or other person in connection with the consummation of the Transaction contemplated by this Agreement, including without limitation (a) securing all third party consents to the assignment of the Permits, Personal Property Leases, and Contracts and Agreements, and (b) filing under the HSR Act, furnishing all requested materials throughout the HSR process (including any "second request"), and cooperating with all governmental agencies and authorities.

Section 6.2 Communications. Prior to the Closing Date, Buyer shall, subject to applicable law and any confidentiality obligations of Buyer, promptly notify Sellers:

(a) of any notice or other communication delivered or received by Buyer (or its representatives) to or from any third party (other than notices or other communications solely among Buyer representatives or between Buyer and Sellers) with respect to the Transaction contemplated hereby (including, without limitation, any notice or other communication to or from any third party objecting to, or alleging that the consent of any person is or may be required in connection with, the Transaction contemplated hereby); or

(b) of any event, condition or circumstance occurring from the date hereof through the Closing Date that would constitute a material violation or breach of any Buyer representation or warranty, whether made as of the date hereof or as of the Closing Date, or that would constitute a material violation or breach of any covenant of any party contained in this Agreement; or

(c) if for any reason Buyer no longer believes in good faith that it will be able to obtain any of the financing necessary for the consummation of the Transaction contemplated hereby.

Section 6.3 Financing. Buyer agrees that it shall use its reasonable best efforts to obtain the financing necessary for the consummation of the Transaction contemplated hereby, and shall not, and shall not permit any of its subsidiaries or affiliates to, without the prior written consent of Sellers, take any action or enter into any transaction, including, without limitation, any merger, acquisition, joint venture, disposition, lease, contract or debt or equity financing that could reasonably be expected to impair, delay or prevent Buyer's obtaining of the financing necessary for the consummation of the Transaction contemplated hereby.

ARTICLE VII
Covenants of Buyer

Section 7.1 Further Assurances. Buyer agrees that subsequent to the Closing, at the reasonable request of Sellers, it will execute and deliver, or cause to be executed and delivered to Sellers, or Sellers' designee, such further instruments of transfer and conveyance, and take such other actions as may be reasonably necessary to carry out and consummate the Transaction contemplated by this Agreement.

Section 7.2 Access to Tax and Other Information. For a period of three (3) years after the Closing Date or the expiration of all statutes of limitation, whichever is longer (the "Review Period"), upon the request of Sellers, Buyer hereby grants to Sellers and Sellers' employees, agents and representatives the right, upon forty-eight (48) hours notice and during normal business hours, to inspect and copy the books, records and other documents of Buyer related to the Business or the Assets, to provide copies of such information and materials to third parties and to view and measure the Assets (provided that such measurement shall not disturb the Assets) and to consult with the employees, agents and representatives of Buyer in connection with (i) any claim or investigation by the Internal Revenue Service or any state, local or foreign taxing authority, (ii) the prosecution or defense of any other claim or suit, which is made by or against Sellers, (iii) the substantiation that no payments (including money, property, services, and all other forms of consideration) have been made by or on behalf of Buyer or for the benefit of any employee or agent of Sellers who may be reasonably expected to influence Sellers' decision to enter into this Agreement, or (iv) for purposes of dealing with any Objections (as defined in Section 4.9).

Section 7.3 Preservation of Records. Buyer agrees to preserve and keep the records acquired by it or its affiliates in this Transaction relating to the Business for a period of seven (7) years from the Closing Date and shall make such records available to Sellers as may be reasonably required by Sellers in connection with, among other things, any insurance claims by, legal proceedings or tax audits against or governmental investigations of Sellers or any of their respective affiliates. In the event Buyer wishes to destroy such records after that time, Buyer shall first give ninety (90) days prior written notice to Sellers and Sellers shall have the right at their option and expense, upon prior written notice given to Buyer within that ninety (90) day period, to take possession of the records within one hundred and eighty (180) days after the date of such notice.

ARTICLE VIII
Conditions Precedent

Section 8.1 Mutual Conditions Precedent. The obligations of Sellers, on the one hand, and of Buyer, on the other hand, to consummate the Transaction contemplated herein shall be subject, in each instance, to the fulfillment or written waiver, of each of the following conditions at or prior to the Closing:

(a) Premerger Notification. The parties hereto shall have made all filings and furnished all materials required by the HSR Act with respect to the Transaction contemplated hereby, and all waiting periods (as may be extended by any governmental agency request) under the HSR Act shall have expired or been terminated without the institution of a proceeding challenging the Transaction contemplated hereby by the Federal Trade Commission or the United States Department of Justice.

(b) Legal Action. No temporary restraining order, preliminary injunction or permanent injunction or other order preventing the consummation of the Transaction contemplated hereby shall have been issued by any federal or state court and remain in effect, and, with respect to litigation by any governmental or quasi-governmental agency, no litigation seeking the issuance of such an order or injunction, or seeking the imposition against Sellers or Buyer of damages if the purchase and sale contemplated hereby is consummated, shall be pending which has a reasonable probability of resulting in such order, injunction or damages.

Section 8.2 Conditions Precedent of Buyer. The obligations of Buyer hereunder to consummate the Transaction contemplated herein shall be subject, in each instance, to the following conditions:

(a) Accuracy of Representations and Warranties of Sellers; Compliance. Each of the representations and warranties of Sellers contained in this Agreement which are qualified by the term "material" or similar phrase shall be true and correct in all respects as of the date of this Agreement and at and as of the Closing Date as though then made and the other representations and warranties of Sellers contained in this Agreement shall be true, complete and correct in all material respects at and as of the Closing Date as though such representations and warranties were made as of the Closing Date, and Sellers shall have performed in all material respects all obligations and complied in all material respects with all covenants and conditions required by this Agreement at or prior to the Closing Date; provided that the condition set forth in this Section 8.2(a) shall be deemed satisfied notwithstanding the failure of (i) the representations and warranties set forth in Sections 2.15(b) through 2.15(i) hereof to be true and correct in all material respects, or (ii) the representations and warranties set forth in Section 2.6 hereof to be true and correct in all respects as a result of matters arising after the date hereof to the extent that such failure to be true and correct would not reasonably be expected to result in a Material Adverse Effect. On the Closing Date, Sellers shall have delivered to Buyer a certificate executed by the Chairman of the Board, the Chief Financial Officer, or a Vice-President or President of each of Sellers to the foregoing effect.

(b) Title Insurance Policy. Buyer shall procure an Owner's Fee Policy of Title Insurance (ALTA Form B-1970, if available) issued by the Title Company in a form approved by Buyer in its reasonable discretion in the amount of Seventy-Eight Million Dollars ($78,000,000) (the "Title Policy") insuring fee simple marketable title in Buyer to each parcel of Real Property free and clear of all Encumbrances, except as otherwise provided herein. Without limiting the generality of the foregoing, said policy shall contain no exception for the following: (i) any of the so-called "standard title exceptions", including, without limitation, the standard survey exception and (ii) Taxes or special assessments which are not shown as existing liens by the public records (unless included in the Permitted Exceptions). Said policy further shall contain such endorsements and affirmative assurance as reasonably are requested by Buyer, including, without limitation, comprehensive, zoning, contiguity (if appropriate), deletion of the co-insurance provision, tax parcel and access endorsements and the Affirmative Assurance including, without limitation, insurance against forced removal, forfeiture or reversion of title by reason of the violation of any covenants, restrictions, terms and/or conditions of any Encumbrance. The parties shall use their respective commercially reasonable efforts to cause the Title Policy to be issued by the Title Company on the Closing Date and the Title Company will update the Title Policy upon receipt of the Final Survey and the Second Objection Letter in order to address, remove and/or cure such Objections, or provide Affirmative Assurance, as required by this Agreement. The cost of all premiums and similar fees and charges required in connection with the issuance of the Title Policy shall be borne equally by Sellers and Buyer.

(c) Sellers Closing Documents. Delivery by Sellers to Buyer at the Closing of the following documents, each dated as of the Closing Date unless otherwise specified.

(i) Limited Warranty Deeds in the forms of Exhibit A-1 (Geauga County) and Exhibit A-2 (Portage County) attached hereto (the "Deeds") conveying the Owned Real Property, duly executed and acknowledged by Sellers and in recordable form, conveying to Buyer good and insurable fee simple title to the Owned Real Property, subject only to the Permitted Exceptions;

(ii) A bill of sale duly executed by Sellers respecting Tangible Personal Property, Inventories and Records and Manuals in the form of Exhibit B attached hereto (the "Bill of Sale");

(iii) An assignment and assumption agreement duly executed by Sellers respecting the Permits (if any) in the form of Exhibit C attached hereto (the "Permit Assignment");

(iv) An assignment and assumption agreement duly executed by Sellers respecting the Contracts and Agreements and Personal Property Leases in the form of
Exhibit D-1 attached hereto (the "Contracts Assignment") and an assignment and assumption of the Real Property Leases (collectively, the "Real Property Leases Assignment"), in substantially the form annexed hereto as Exhibit D-2;

(v) An affidavit, duly executed by Sellers, stating under penalty of perjury, Sellers' United States taxpayer identification number and that Sellers are not "foreign persons" as defined in Section 1445(f)(3) of the Code and otherwise in the form prescribed by the Internal Revenue Service;

(vi) Certificate from each of the Sellers described in Section 8.2(a);

(vii) Copies of the resolutions, certified by the Secretaries or Assistant Secretaries of Sellers as being in full force and effect on the Closing Date, duly adopted by the Boards of Directors or Members of Sellers evidencing the approval and authorization of the execution and delivery of this Agreement, the consummation of the Transaction contemplated hereby and the taking of all necessary corporate action to enable Sellers to comply with all of the terms of this Agreement;

(viii) An affidavit of title in the form reasonably required by the Title Company in order to issue the Title Policy contemplated hereunder;

(ix) Certificates of good standing of Sellers, certified by the Secretary of State of Ohio, dated within ten (10) days prior to the Closing;

(x) Such affidavits as shall be reasonably required by the Title Company to (a) eliminate the standard exceptions in the Title Policy relating to mechanics liens and (b) insure over any "gap" period resulting from any delay in recording of documents or later-dating the title insurance file;

(xi) An originally executed copy of that certain Installment Mortgage Note dated August 10, 1999, in the principal amount of One Million Dollars ($1,000,000.00) or a lost note affidavit executed by Sellers; and

(xii) Such other and further instruments, documents and other considerations as Buyer may reasonably deem necessary or desirable, or as may be required, to consummate the Transaction.

(d) Buyer shall have obtained on terms and conditions reasonably satisfactory to it all of the financing it needs in order to finance the Transaction; and

(e) Sellers shall have obtained those consents specifically listed on Schedule 8.2(e) ("Material Consents") on terms or conditions reasonably satisfactory to Buyer.

Section 8.3 Conditions Precedent of Sellers. The obligations of Sellers hereunder to consummate the Transaction contemplated herein shall be subject, in each instance, to the following conditions:

(a) Accuracy of Representations and Warranties of Buyer; Compliance. Each of the representations and warranties of Buyer contained in this Agreement which are qualified by the term "material" or similar phrase shall be true and correct in all respects as of the date of this Agreement and at and as of the Closing Date as though then made and the other representations and warranties of Buyer contained in this Agreement shall be true, complete and correct in all material respects at and as of the Closing Date as though such representations and warranties were made as of the Closing Date and Buyer shall have performed in all material respects all obligations and complied in all material respects with all covenants and conditions required by this Agreement at or prior to the Closing Date. On the Closing Date, Buyer shall have delivered to Sellers a certificate executed by a Vice-President or President of Buyer to the foregoing effect.

(b) Buyer shall have delivered, or caused to be delivered, to Sellers evidence of the wire transfer referred to in Section 1.5.

(c) Buyer Closing Documents. Delivery by Buyer to Sellers at the Closing of the following documents, each dated as of the Closing Date unless otherwise specified:

(i) Two (2) Real Property Conveyance Fee Statements of Value and Receipt duly executed by Buyer for each of the Deeds (one for Geauga County and one for Portage County);

(ii) The Permit Assignment, if any, duly executed by Buyer;

(iii) The Contracts Assignment duly executed by Buyer;

(iv) A certificate from Buyer described in Section 8.3(a);

(v) A certificate of good standing of Buyer, certified by the Secretary of State of Delaware dated within ten (10) days prior to the Closing;

(vi) Copies of the resolutions, certified by the Secretary or an Assistant Secretary of Buyer as being in full force and effect on the Closing Date, evidencing that the Board of Directors of Buyer have approved and authorized the execution of this Agreement, the consummation of the Transaction contemplated hereby and thereby and the taking of all necessary corporate action to enable them to comply with all of the terms of this Agreement; and

(vii) Such other and further instruments, documents and other considerations as Sellers may reasonably deem necessary or desirable, or as may be required, to consummate the Transaction, including as may be required by the Title Company of Buyer in order to issue the Title Policy required by this Agreement; and

(viii) The Real Property Leases Assignment duly executed by Buyer.

ARTICLE IX
Survival and Indemnity

Section 9.1 Survival of Representations and Warranties. The representations and warranties of each party contained in this Agreement shall survive the Closing Date for a period of eighteen (18) months following the Closing Date; provided, however, that (i) the representations and warranties of Sellers contained in Sections 2.1 (relating to organization and standing of Parent and Sellers), 2.2 (Corporate Power and Authority), 2.3 (Conflicts, Consents and Authority) and 2.4 and 2.5 (Title) shall survive indefinitely; (ii) the representations and warranties of Sellers contained in Section 2.8 (relating to environmental matters) and 2.15 (Employee Matters) shall survive for a period of four years following the Closing Date, and (iii) the representations and warranties of Sellers contained in Section 2.14 (relating to Taxes) and the obligation to indemnify in respect thereof shall survive the Closing Date until the expiration of the applicable statute of limitations, after giving effect to any extensions or waivers, (in each case, the "Survival Period"). No Claim for indemnification under Sections 9.2 and 9.3 with respect to the representations and warranties of each party contained in this Agreement shall be made unless a Claim Notice has been delivered to the Indemnifying Party within the applicable Survival Period, except that any Claim relating to Section 2.14 (relating to Taxes) may be asserted until 60 days after the expiration of the applicable Survival Period. Notwithstanding the expiration of any Survival Period, if a Claim Notice has been given by Buyer to Sellers with respect to a representation or warranty of Parent and/or Sellers within the applicable Survival Period, then the relevant representation or warranty shall survive, solely as to such Claim as is asserted in the Claim Notice, until such Claim has been finally resolved.

Section 9.2 Indemnity by Parent and Sellers. Subject to the survival periods set forth in Section 9.1 and the claim procedures set forth in Section 9.5 hereof, Parent and Sellers, jointly and severally, shall indemnify and hold harmless Buyer, its successors and assigns, and its officers, directors, employees, agents and affiliates ("Buyer's Indemnified Persons"), against any Losses actually incurred as the result of (a) a breach of any representation or warranty by Sellers contained in this Agreement or the other agreements to be delivered in connection with the closing of this Transaction; (b) a breach of the covenants and agreements of Sellers contained in this Agreement or the other agreements to be delivered in connection with the closing of this Transaction; (c) any Excluded Liabilities; (d) enforcement of this Section 9.2; (e) Liabilities arising from Prepaid Revenue to the extent not previously reflected in the Final Scheduled Liabilities Valuation; and (f) any Losses that are incurred in connection with any Claim made by the holder of any undivided fee simple interest in Parcel 6 of the Campground Property, including, without limitation, any cost incurred by Buyer in foreclosing on such interest; or (g) the Post-Closing Objections as specifically set forth in Section 4.9(c); provided, however, that, with respect to any Claims of Buyer for Losses pursuant to Section (a) above (other than for Losses in respect of a breach of Sections 2.1, 2.2, 2.3, 2.4, 2.5 and 2.14), neither Parent nor Sellers shall be liable for any such Losses unless the aggregate amount of all such Losses resulting to the Buyer's Indemnified Persons from all such breaches or claims exceeds $1,500,000 (the "Allowance"), and then Parent and Sellers shall be liable for all such amounts starting from the first dollar. In no event shall the aggregate indemnification to be paid by Parent and Sellers with respect to Claims for Losses resulting from the Second Objection Letter pursuant to Section 4.9(c) and pursuant to Section (a) above (other than for Losses in respect of a breach of Sections 2.1, 2.2, 2.3, 2.4, 2.5, 2.14 and 5.5) exceed $30,000,000 (the "Cap"). Regardless of any limitations set forth elsewhere in this Agreement (including, without limitation, those in this Section 9.2), Parent and Sellers shall defend, indemnify and hold Buyer harmless from and against Losses incurred to complete the project identified on Schedule 9.2 (the "Scheduled Project").

Section 9.3 Indemnity by Buyer. Subject to the survival periods set forth in Section 9.1 and the claim procedures set forth in Section 9.5 hereof, Buyer shall indemnify and hold harmless each of Parent and Sellers, their respective successors and assigns, and their respective officers, directors, employees, agents and affiliates ("Sellers' Indemnified Persons") against any Losses which any of Sellers' Indemnified Persons may suffer, sustain or become subject to, as the result of (a) a breach of any representation or warranty by Buyer contained in this Agreement or the other agreements to be delivered in connection with the Closing of this Transaction; (b) a breach of the covenants and agreements of Buyer contained in this Agreement or the other agreements to be delivered in connection with the closing of this Transaction; (c) any Assumed Liabilities; or (d) enforcement of this Section 9.3; provided, however, that, with respect to any Claims of Buyer for Losses pursuant to Section (a) above (other than for Losses in respect of a breach of Sections 3.1, 3.2 and 3.3), Buyer shall not be liable for any such Losses unless the aggregate amount of all such Losses resulting to Sellers' Indemnified Persons from all such breaches or claims exceeds the Allowance set forth in Section 9.2, and then Buyer shall be liable for all such amounts starting from the first dollar. In no event shall the aggregate indemnification to be paid by Buyer with respect to any Claims of Buyer for Losses pursuant to Section (a) above (other than for Losses in respect of a breach of Sections 3.1, 3.2 and 3.3) exceed the Cap.

Section 9.4 Tax Indemnity. Parent and Sellers, jointly and severally, shall indemnify the Buyer from and against the entirety of any Losses the Buyer may suffer resulting from, arising out of, relating to, or caused by any Liability of the Parent or Sellers (a) for any Taxes of the Sellers for any Tax period or portion thereof ending on or before the Closing Date (or for any Tax period beginning before and ending after the Closing Date to the extent allocable to the portion of such period up to and including the Closing Date) and (b) for the unpaid Taxes of any Person (other than Sellers) under Treasury regulation Sec. 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise. Buyer shall, promptly upon receipt, provide to Sellers all Tax notices, bills, assessments and other correspondence relating to Taxes for any Tax period or portion thereof ending on or before the Closing Date (or for any Tax period beginning before and ending after the Closing Date to the extent allocable to the portion of such period up to and including the Closing Date).

Section 9.5 Claims Procedure.

(a) Upon the occurrence of any event that a party hereto (the "Indemnified Party") asserts to be the basis for a claim for indemnification against the other party (the "Indemnifying Party") under this Article IX (a "Claim"), then the Indemnified Party shall promptly give notice (a "Claim Notice") to the Indemnifying Party thereof in writing, which Claim Notice shall set forth (i) a particular description of the event or condition that is the basis for the Claim; and (ii) the amount reasonably necessary to satisfy such Claim; provided, however, that no delay on the part of the Indemnified Party in notifying the Indemnifying Party shall relieve the Indemnifying Party from any obligation under this Agreement except to the extent the Indemnifying Party thereby is prejudiced.

(b) If the Claim involves the claim of any third person (a "Third-Party Claim"), the Indemnifying Party shall have the right to assume and control the defense of the Third-Party Claim with counsel of its own choice reasonably satisfactory to the Indemnified Party, so long as the Indemnifying Party notifies the Indemnified Party of such defense in writing within thirty (30) days after the Indemnified Party has given notice of the Third-Party Claim and the Indemnifying Party conducts the defense of the Third-Party Claim actively and diligently; provided, however, that the Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in the defense of the Third-Party Claim; and provided, further, that the Indemnified Party shall pay the fees and disbursements of such separate counsel unless (i) the employment of such separate counsel has been specifically authorized in writing by the Indemnifying Party, (ii) the Indemnifying Party has failed to assume the defense of such Third Party Claim within thirty (30) days after receipt of notice thereof with counsel reasonably satisfactory to such Indemnified Party, or (iii) the named parties to the proceeding in which such Claim has been asserted include both the Indemnifying Party and such Indemnified Party and, in the reasonable opinion of counsel to such Indemnified Party, there exists one or more defenses that may be available to the Indemnified Party that are in conflict with those available to the Indemnifying Party.

(c) The parties hereto agree to cooperate fully with each other in connection with the defense, negotiation or settlement of any such Third-Party Claim. Notwithstanding anything in this Section 9.5 to the contrary: (i) the Indemnifying Party shall not consent to the entry of any judgment or enter into any settlement with respect to the Third-Party Claim without the prior written consent of the Indemnified Party (not to be unreasonably withheld), unless as part of such judgment or settlement the Indemnified Party is released in writing from all liability with respect to such Third Party Claim and the business of the Indemnified Party will not become subject to any restrictions or conditions not previously applicable to it or otherwise be adversely affected, and (ii) the Indemnified Party shall not consent to the entry of any judgment or enter into any settlement with respect to the Third-Party Claim without the prior written consent of the Indemnifying Party (not to be unreasonably withheld) unless as part of such judgment or settlement the Indemnifying Party is released in writing from all liability with respect to such Third Party Claim and the business of the Indemnifying Party will not become subject to any restrictions or conditions not previously applicable to it or otherwise be adversely affected.

(d) In the event the Indemnifying Party does not assume and conduct the defense of the Third-Party Claim in accordance with Section 9.5(b), the Indemnified Party may defend against the Third-Party Claim in any manner it reasonably may deem appropriate (and the Indemnified Party need not consult with or obtain any consent from the Indemnifying Party in connection therewith).

(e) Whenever the Indemnified Party shall have given a Claim Notice to the Indemnifying Party that does not involve a Third-Party Claim, the Indemnifying Party may, within thirty (30) days after receipt of such Claim Notice, notify the Indemnified Party that the Indemnifying Party disputes the Claim for indemnification set forth in such Claim Notice (a "Dispute Notice"). If, with respect to the claim for indemnification set forth in a Claim Notice, no Dispute Notice is given to the Indemnified Party within such thirty (30) day period, the Claim shall be deemed valid, and the Indemnifying Party shall be obligated to pay to the Indemnified Party the amount specified in the Claim Notice with respect to such Claim. If a Dispute Notice is given to the Indemnified Party, the dispute that is the subject of such notice shall be resolved as follows: The Indemnified Party and the Indemnifying Party shall first attempt to resolve the dispute through a good faith discussion of the Claim. If such discussion does not result in a resolution acceptable to either the Indemnified Party or the Indemnifying Party, either party may resort to any remedies available in law or in equity in a court of competent jurisdiction.

(f) Regardless of any other provisions to the contrary, Buyer shall undertake, direct and control any work not completed by Closing related to the Scheduled Project identified on Schedule 9.2. In conducting such work, Buyer shall act in a commercially reasonable manner at all times and shall provide Parent and Sellers with reasonable advance notice of and the opportunity to comment on its planned approach to the Scheduled Project. Buyer shall also provide Parent and Sellers access to monitor the performance of its work on the Scheduled Project and copies of all substantive correspondence and reports. Anything in this Agreement to the contrary notwithstanding, Sellers shall have no Liability to Buyer with regard to either (i) any Environmental Condition within the area of the Business commonly known as Hook's Lagoon identified on Exhibit F hereto ("Hook's Lagoon") that was either known to Buyer on the Closing Date or should have been known to Buyer on such date following a reasonable investigation or inquiry regarding Hook's Lagoon (it being understood that such Environmental Conditions do not include any condition that was reasonably discoverable only with physical sampling of soil or groundwater unless actually known to Buyer) or (ii) the condition of any of the Tangible Personal Property or Improvements located within Hook's Lagoon.

(g) If any Party is obligated to pay the cost of remediating or addressing any fact or condition affecting the Business or its operations to satisfy its indemnification obligations under this Agreement:

(i) the Indemnifying Party and the Indemnified Party shall consult with one another as to the design and conduct of any work associated with such remediation; and

(ii) if the parties are unable to agree as to the design and conduct of any such work within 30 days of the initial consultation referred to in clause (i) above, then the Indemnifying Party shall not be responsible for any costs in excess of those required by the design and conduct of such work if undertaken in the most practicable, cost effective and commercially reasonable manner consistent with the use and operation of the assets as an amusement park, and in a commercially reasonable manner that causes the least practicable disruption of the ordinary course of business.

Section 9.6 Tax Treatment of Indemnity Payments. Each of Parent, Sellers and Buyer agree to treat any indemnity payment made pursuant to this Article IX as an adjustment to the Purchase Price for federal, state, local and foreign income tax purposes.

Section 9.7 Calculation of Losses.

(a) The amount of any Losses for which indemnification is provided under this Article IX shall be net of any amounts actually recovered by the Indemnified Party under insurance policies or otherwise with respect to such Losses.

(b) The amount of any Losses for which indemnification is provided under this Article IX shall be increased to take account of any net Tax cost incurred by the Indemnified Party resulting from the receipt of indemnity payments hereunder and reduced to take account of any net Tax benefit realized by the Indemnified Party resulting from the incurrence or payment of any such Loss or that would be realized if the proceeds of such indemnity payment were used to ameliorate the circumstance that gave rise to the Indemnification Claim (in each case, grossed-up and -down as appropriate in respect of changes in the actual amount of the indemnity payment resulting from adjustments pursuant to this Section 9.7). To the extent payment of such Claim does not give rise to a Tax cost currently payable by the Indemnified Party, if payment of the Claim gives rise to a Tax cost subsequently payable by the Indemnified Party, the Indemnifying Party shall pay the Indemnified Party the amount of such Tax cost when, as, and if payable by the Indemnified Party (grossed-up and -down as appropriate in respect of changes in the actual amount of the indemnity payment resulting from adjustments pursuant to this Section 9.7). To the extent such Claim does not give rise to a currently realizable Tax benefit, if the amount with respect to which any Claim is made gives rise to a subsequently realized Tax benefit to the Indemnified Party that made the Claim, such Indemnified Party shall refund to the Indemnifying Party the amount of such Tax benefit when, as and if realized (grossed-up and -down as appropriate in respect of changes in the actual amount of the indemnity payment resulting from adjustments pursuant to this Section 9.7). An Indemnified Party shall use its reasonable efforts to maximize and accelerate Tax benefits and to minimize and defer Tax costs whenever legally permissible. For purposes of this Section 9.7, "Tax cost" means the amount by which the Tax liability of the party (or group of entities including the party) is increased (including by increase in gross income, reduction in deductions by virtue of decreased tax basis or otherwise, reduction of refund or credit to which the party would otherwise be entitled, or otherwise) plus any related interest, penalty, or addition to tax payable to the relevant taxing authority as a result of such Tax cost; and "Tax benefit" means the amount by which the Tax liability of the party (or group of entities including the party) is or could be reduced (including by reduction of gross income, availability of deductions, reduction of income by virtue of increased tax basis or otherwise, entitlement to refund, credit or otherwise) plus any related interest received or reduction of interest payable directly related to such Tax benefit. For purposes of this Section 9.7, "Tax benefits" and "Tax costs" shall be computed as if Buyer were a corporation subject to tax under Section 11 of the Code." In computing the amount of any such Tax cost or Tax benefit, the Indemnified Party shall be deemed to recognize all other items of income, gain, loss, deduction or credit before recognizing any item arising from the receipt of any indemnity payment hereunder or the incurrence or payment of any indemnified Loss. For purposes of this Section 9.7, a Tax cost is "currently payable" to the extent that such Tax cost relates to the current taxable period or year or any Tax Return with respect thereto or to any taxable period or year prior to the date of the Claim; and a Tax benefit is "currently realizable" to the extent that such Tax benefit could be realized in the current taxable period or year or in any Tax Return with respect thereto (including through a carryback to a prior taxable period) or in any taxable period or year prior to the date of the Claim. The amount of any increase, reduction or payment hereunder shall be adjusted to reflect any final determination with respect to the Indemnified Party's liability for Taxes, and payments between the parties to this Agreement to reflect such adjustment shall be made if necessary. For purposes of determining the amount of any Tax cost or Tax benefit hereunder, the receipt of an indemnity payment shall be treated as an adjustment to the basis of the asset or assets upon which the underlying Claim that gave rise to the indemnity payment was based and payment of an indemnified claim, if required to be capitalized, shall be treated as an adjustment to the basis of the same asset or assets. If the Internal Revenue Service asserts that such basis adjustments were not properly made, the Indemnified Party shall make such additional adjustments as are necessary to minimize and defer Tax costs and maximize and accelerate Tax benefits, unless precluded from doing so by a final determination with respect to the Indemnified Party or any of its affiliates or unless it is advised, by written opinion of a tax adviser reasonably acceptable to the Indemnifying Party, which opinion shall be made available to the Indemnifying Party, that any further adjustment is inappropriate. Notwithstanding anything herein to the contrary, if the application of this Section 9.7(b) to an indemnity payment owed by Sellers hereunder would increase the amount owed by Sellers, Sellers shall be liable to Buyer for such increased amount only if Buyer could not avoid such increased Tax cost by foregoing its payment of the indemnified Claim and instead providing Sellers the opportunity to pay such Claim directly. For the avoidance of doubt, it is understood between the parties that, regardless of against whom a liability is asserted, if it is feasible for the liability to be paid by Sellers, the decision as to whether the liability will be paid directly by Sellers to the claimant or paid by Sellers to Buyer as an indemnity and then paid by Buyer to the claimant shall be made by Sellers, provided that a Seller informs Buyer of this decision in writing before the liability is paid.

Section 9.8 Exclusive Remedy. The sole and exclusive remedy for any breach or inaccuracy or alleged breach or inaccuracy, of any representation or warranty in this Agreement or any covenant or agreement in this Agreement to be performed on or prior to the Closing Date, shall be indemnification in accordance with this Article IX.

ARTICLE X
Employee Matters

Section 10.1 Employees.

(a) The current employees of the Business who are employed on a seasonal basis are referred to herein as "Seasonal Employees" and all other current employees are referred to herein as "Regular Employees." Buyer shall honor the first two thousand (2000) offers of employment made to Seasonal Employees in the ordinary course of preparation for the 2004 season; provided that Buyer shall not be required to honor any offers made to Seasonal Employees to care for the Animal Assets or work in the side of the park that contained the Animal Assets. At least five (5) days prior to the Closing Date, Buyer shall deliver, in writing, an offer of employment to each of the Regular Employees (excluding employees set forth in Schedule 10.1(a)) who Buyer in its discretion wishes to employ after the Closing Date. For one (1) year after the Closing Date, Buyer shall not make an offer of employment or solicit for employment any employee set forth on Schedule 10.1(a) while they are employed by Sellers. Such Regular Employees who accept such offer by the Closing Date or expiration of approved leave will be provided employment by the Buyer commencing immediately following the Closing Date or expiration of approved leave (at such time, such employees are referred to as "Transferred Employees"). Regular Employees who are not granted such offer from the Buyer shall be considered terminated employees and the Buyer shall not employ or otherwise retain the services of such employees for a period of one (1) year from the Closing Date without the prior written consent of Sellers. Sellers agree to transfer to Buyer the employment records of the Transferred Employees to the extent permitted by law and assuming the appropriate employee consents have been obtained.

(b) Pursuant to the "Alternate Procedure" provided in Section 5 of the Revenue Procedure 96-60, 1996-2 C.B. 399, (i) Buyer and Sellers shall report on a predecessor/successor basis as set forth therein, (ii) Sellers shall not be relieved from filing a Form W-2 with respect to any Employees who do not become Transferred Employees, and (iii) Buyer shall undertake to file (or cause to be filed) a Form W-2 for each such Transferred Employee with respect to the portion of the year during which such Employees are employed by Buyer including the portion of such year that such Employee was employed by Sellers.

(c) For a period of two (2) years after the Closing Date, Sellers shall not solicit for employment any of the Transferred Employees, other than any Transferred Employee who (i) is subsequently terminated by Buyer, or (ii) voluntarily leaves the employ of Buyer and with respect to whom Buyer gives prior written consent.

(d) Sellers will provide Buyer with sufficient information to, and Buyer shall, carryover the Federal Insurance Contributions Act (FICA) taxable wage base of all Transferred Employees.

Section 10.2 Paid Time Off. Except for any items shown on Schedule 1.4, Sellers shall be responsible for all Liabilities with respect to all accrued but unused vacation, sick days and personal days due to all Transferred Employees under the Employee Benefit Plans for all periods up to and including the Closing Date.

Section 10.3 Interviews. Sellers and Buyer shall make mutually acceptable arrangements for Buyer to interview the employees whose primary duties are at the Business and to review employee files with the prior written consent of any subject employee.

Section 10.4 Health Insurance. All Transferred Employees who are covered under any group health plan maintained by Sellers on the Closing Date shall be covered under a group health plan maintained by Buyer as of 12:00 a.m. on the day following the Closing Date. Dependents of such Transferred Employees shall also be so covered to the extent dependent coverage is provided under an Employee Benefit Plan on the Closing Date. Buyer's group health plan or plans shall be responsible for any expenses covered thereunder with respect to medical care or services rendered or medical expenditures incurred after the Closing Date without any preexisting condition limitations or exclusions.

Section 10.5 COBRA. Sellers shall be responsible for satisfying obligations under Section 601 et seq. of ERISA and Section 4980B of the Code to provide continuation coverage (commonly referred to as "COBRA Coverage") to or with respect to any Seasonal Employee or Regular Employee and/or dependent thereof on account of any "qualifying event" that occurs on or before the Closing Date. Buyer shall be responsible for satisfying such COBRA coverage obligations to or with respect to any Transferred Employee (and/or a dependent thereof) on account of any "qualifying event" which occurs after the Closing Date.

Section 10.6 Severance. Sellers shall be responsible for any and all severance obligations or Liabilities in connection with the termination of employment of any Seasonal Employee or Regular Employee except as hereinafter provided. Buyer shall be responsible for any and all severance obligations or Liabilities in connection with the termination of employment of any Seasonal Employee or Transferred Employee after the Closing Date.

Section 10.7 WARN Act. Sellers shall be responsible for, assume all liability for and indemnify, defend and hold harmless Buyer from any and all obligations or liabilities, arising as a result of this Transaction, pursuant to the Worker Adjustment and Retraining Notification Act and similar state and local statutes ("WARN") and all WARN obligations, including all notices.

Section 10.8 Past Service Credit. Buyer shall credit each Transferred Employee with his or her years of service with the Sellers or any predecessor entities, to the same extent as such Transferred Employee was entitled immediately prior to the Closing to credit for such service under any Employee Benefit Plan for purposes of eligibility and vesting (but not benefit accrual) under Buyer's similar employee benefit plans.

ARTICLE XI
Termination

Section 11.1 Termination. This Agreement may be terminated prior to the Closing:

(a) by mutual written consent of Sellers and Buyer;

(b) by the non-defaulting party if the other party (i) fails to timely perform or satisfy its obligations or covenants hereunder following written notice of such failure and the expiration of not less than ten (10) business days opportunity to cure any such failure or (ii) is in material breach of a representation or warranty and such breach, if curable, is not cured within thirty (30) days of written notice thereof; or

(c) by either party if the Transaction shall not have been consummated by May 14, 2004.

Section 11.2 Effect of Termination. In the event of termination of this Agreement by either Sellers or Buyer as provided above, this Agreement will forthwith become void and there will be no liability on the part of either Buyer or Sellers to the other party or any third party, except for (i) material breaches of this Agreement prior to the time of such termination; (ii) any provisions hereof which expressly provide for survival after termination including, without limitation, this Section 11.2 and Article XII hereof; and (iii) the parties' continuing obligations under the Confidentiality Agreement. Nothing in this Section 11.2 shall relieve Buyer or Sellers of any liability for a breach of this Agreement prior to the date of termination. The damages recoverable by the non-breaching party shall include all attorneys' fees reasonably incurred by such party in connection with the Transaction contemplated hereby.

ARTICLE XII
Miscellaneous

Section 12.1 Expenses. Unless otherwise expressly provided herein, each of the parties hereto shall bear the expenses incurred by that party incident to this Agreement and the Transaction contemplated hereby including without limitation, all fees and disbursements of counsel, experts and accountants retained by such party, whether or not the Transaction contemplated hereby shall be consummated.

Section 12.2 Entire Agreement. This Agreement and the Schedules and Exhibits attached hereto, together with the Confidentiality Agreement, contain the entire understanding of the parties hereto with respect to the Transaction contemplated hereby and may be amended, modified, supplemented or altered only by a writing duly executed by all of the parties hereto, and any prior agreements, representations, warranties or understandings, whether oral or written, including, without limitation, the Letter of Intent, dated January 19, 2004, between Buyer and Parent, are entirely superseded thereby. All Schedules and Exhibits attached hereto are hereby incorporated by reference herein and made a part hereof as if fully set forth herein. All Schedules and Exhibits not attached hereto at the time of execution hereof shall be incorporated herein and made a part hereof at the time of their attachment.

Section 12.3 Assignment; Binding Effect. This Agreement shall inure to the benefit of and shall be binding upon the parties hereto and their respective heirs, successors and permitted assigns. This Agreement shall not, however, be assignable or transferable, in whole or in part, by any party hereto except upon the express prior written consent of the other parties hereto. Notwithstanding the foregoing, the parties agree that Buyer may assign any or all of its rights, but not its obligations, to any wholly-owned subsidiary of Buyer, provided that any such assignment shall not relieve the Buyer of its obligations hereunder. Upon any such permitted assignment, the references in this Agreement to Buyer shall also apply to any such designee unless the context otherwise requires. Nothing contained in this Agreement is intended to confer upon any person, other than the parties hereto and their respective successors and permitted assigns, any rights, remedies or obligations under, or by reason of, this Agreement.

Section 12.4 Modification; Waiver and Extensions. Buyer, on the one hand, and Sellers, on the other hand, may, by written instrument, extend the time for the performance of any of the obligations or other acts of the other, waive any inaccuracies of the other in the representations and warranties contained herein or in any document delivered pursuant to this Agreement, waive compliance with any of the covenants of the other contained in this Agreement, and waive the other's performance of any of the obligations set out in this Agreement. No modification, waiver or extension of any of the provisions of this Agreement and no consent by Buyer, on the one hand, or Sellers, on the other hand, to any departure therefrom by the other shall be effective unless such modification, waiver or extension shall be in writing and signed by the party or parties to be bound, and the same shall then be effective only for the period and on the conditions and for the specific instances and purposes specified in such writing. No notice to or demand on any of the parties hereto in any case shall entitle it, them or any of them to any other or further notice or demand in similar or other circumstances.

Section 12.5 Notices. All notices, demands, consents or other communications required or permitted hereunder shall be in writing and shall be deemed to have been given when personally delivered or sent by reputable overnight air courier or registered or certified mail, return receipt requested, postage prepaid, addressed as follows: if to Sellers to Six Flags, Inc., 122 East 42nd Street, 49th Floor, New York, New York 10168, Attention: Kieran E. Burke, Chairman and CEO and James M. Coughlin, General Counsel, with a copy to Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New York 10153, Attention: Howard Chatzinoff, and, if to Buyer to Cedar Fair, L.P., One Cedar Point Drive, Sandusky, Ohio 44870, Attention Richard L. Kinzel, Chairman, President and CEO and Bruce A. Jackson, Vice President, Finance and CFO, with a copy to Squire, Sanders & Dempsey L.L.P., 4900 Key Tower, 127 Public Square, Cleveland, Ohio 44114, Attention Gordon S. Kaiser, or to such other addresses as may hereafter be furnished in writing which is given in the manner required above. Any notice, demand, consent or communication given hereunder in the manner required above shall be deemed to have been effected and received as of the date hand delivered, as of the date received if sent by overnight air courier, or, if mailed, five (5) days after the date so mailed.

Section 12.6 Bulk Sales Waiver. Sellers and Buyer each waive compliance by the other with any bulk sales or similar laws that may be applicable to the Transaction contemplated by this Agreement.

Section 12.7 Press Releases. Buyer and Sellers each agree to coordinate with the other party with respect to any press release or other announcement regarding this Transaction and shall not issue any such press release without prior consent of the other party, unless otherwise required by law; provided that, to the extent required by law, the party intending to make such release shall consult with the other party with respect to the text thereof and shall not include any statement to which the other party reasonably objects unless such statement is required by law on the advice of the releasing party's outside counsel.

Section 12.8 Captions. The captions of the various articles and sections of this Agreement have been inserted for the purpose of convenience of reference only, and such captions are not a part of this Agreement and shall not be deemed in any manner to modify, explain, enlarge or restrict any of the provisions of the Agreement.

Section 12.9 Counterparts. This Agreement may be executed by the parties hereto individually or in any combination, in one or more counterparts, each of which shall be an original and all of which shall together constitute one and the same agreement. This Agreement may be executed by facsimile signature and upon such facsimile execution shall be deemed tantamount to an original execution.

Section 12.10 Severability. If any provision or provisions of this Agreement or of any of the documents or instruments delivered pursuant hereto, or any portion of any provision hereof or thereof, shall be deemed invalid or unenforceable pursuant to a final determination of any court of competent jurisdiction, or as a result of future legislative action, such determination or action shall be construed so as not to affect the validity or enforceability hereof or thereof and shall not affect the validity or effect of any other portion hereof or thereof, unless, as a result of such determination or action, the consideration to be received or enjoyed by any party hereto would be materially impaired or reduced.

Section 12.11 Time. Time is of the essence of all obligations of the parties under this Agreement.

Section 12.12 Choice of Law. This Agreement, and all instruments delivered pursuant hereto or incorporated herein, unless otherwise expressly provided therein shall in all respects be construed in accordance with and governed by the substantive laws of the State of Ohio without giving effect to the conflicts of laws principles thereof, and venue of all actions arising under or related to this Agreement shall be in the courts of that state.

Section 12.13 Confidentiality Agreement. Sellers and Buyer hereby ratify and confirm their respective obligations under that certain confidentiality agreement, dated December 12, 2003 (the "Confidentiality Agreement") between Parent and Buyer.

Section 12.14 No Third Party Beneficiaries. Nothing herein express or implied is intended or shall be construed to confer upon or give to any person other than the parties hereto and their permitted successors or assigns, any rights or remedies under or by reason of this Agreement or the Transaction contemplated hereby.

IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first above written.

CEDAR FAIR, L.P. SIX FLAGS, INC.

By: By:

Title: __________________________________ Title:

FUNTIME INC. AURORA CAMPGROUND INC.

By: By:

Title: __________________________________ Title:

OHIO HOTEL LLC

OHIO CAMPGROUNDS INC.

By:

Title:

List of Exhibits, Schedules and Appendices

Exhibits

Exhibit A-1	Limited Warranty Deed (Geauga County)
Exhibit A-2	Limited Warranty Deed (Portage County)
Exhibit B	Bill of Sale
Exhibit C	Permit Assignment
Exhibit D-1	Contracts Assignment
Exhibit D-2	Real Property Leases Assignment
Exhibit E	Initial Objection Letter
Exhibit F	Hook's Lagoon

Schedules

Schedule 1.1(a)	Real Property
Schedule 1.1(e)	Permits
Schedule 1.1(f)	Personal Property Leases
Schedule 1.1(g)	Assumed Real Property Leases
Schedule 1.1(h)	Contracts and Agreements
Schedule 1.1(i)	Intangibles Acquired
Schedule 1.2(a)	Animal Assets
Schedule 1.2(c)	Retained Intellectual Property List
Schedule 1.2(g)	Excluded Computer Software
Schedule 1.2(h)	Warranties, Guarantees and Contracts
Schedule 1.2(k)	Multi-Park Agreements
Schedule 1.2(l)	Excluded Real Property Leases
Schedule 1.2(q)	Excluded Assets
Schedule 1.4	Assumed Liabilities
Schedule 2.3	Conflicts, Consents and Approvals
Schedule 2.4	Title to Tangible Personal Property
Schedule 2.5	Good Condition & Legal Compliance Exceptions
Schedule 2.6	Sellers' Litigation
Schedule 2.8(b)	Environmental Exceptions
Schedule 2.9	Good Condition Exceptions
Schedule 2.10	Trademarks
Schedule 2.11(a)	Financial Statement Exceptions
Schedule 2.11(b)	Attendance at Business (2001, 2002, 2003)
Schedule 2.12	Absence of Certain Changes
Schedule 2.13(a)	Material Contracts
Schedule 2.14(a)	Tax Matters Exceptions
Schedule 2.14(b)	Employee Tax Matters Exception
Schedule 2.14(c)	Additional Tax Exceptions
Schedule 2.14(d)	Tax Agreements
Schedule 2.14(e)	Tax Collection and Withholding Exceptions
Schedule 2.15(a)	Employee-Related Matters
Schedule 2.15(c)	Employee Benefit Plan Exceptions
Schedule 2.16	Insurance
Schedule 2.17	Legal Compliance
Schedule 8.2(e)	Material Consents
Schedule 9.2	Environmental Projects
Schedule 10.1(a)	Excluded Employees
Appendices

Appendix A	Certain Definitions

APPENDIX A

Certain Definitions

"Acquisition Proposal" shall have the meaning defined in Section 4.5 of the Agreement.

"Affirmative Assurance" shall have the meaning defined in Section 4.9(c) of the Agreement.

"Agreement" shall have the meaning defined in the introductory paragraph of the Agreement.

"Allowance" shall have the meaning defined in Section 9.2 of the Agreement.

"ALTA/ACSM Survey" means an ALTA/ACSM survey of the Owned Real Property, in form and substance reasonably acceptable to Buyer, Sellers and to the Title Company in order to allow the Title Company issue the Title Policy as required under this Agreement, with the seal of said surveyor affixed thereto, bearing the date upon which the survey was concluded and superimposed upon an aerial photograph of the Owned Real Property. An ALTA/ACSM Survey shall include a full metes and bounds legal description of each Site and shall be certified by said surveyor in form and substance reasonably satisfactory to Buyer and Sellers, and certified to each of Buyer, Sellers and the Title Company. An ALTA/ACSM Survey shall be made (i) in accordance with "Minimum Standard Detail Requirements for ALTA/ACSM Land Title Surveys," jointly established and adopted by ALTA and ACSM in 1999 and in conformance with those ALTA/ACSM standards customarily met to the extent required by the Title Company to issue the Title Policy hereunder and include Items 1, 2, 3, 4, 6, 7, 8, 9, 10, 11 (excluding (c) and (d)) and 13 of Table A thereof and (ii) pursuant to the Accuracy Standards (as adopted by ALTA and ACSM and in effect on the date of certification and applicable to an Urban Survey).

"Animal Assets" shall have the meaning defined in Section 1.2(a) of the Agreement.

"Assets" shall have the meaning defined in Section 1.1 of the Agreement.

"Assumed Liabilities" shall have the meaning defined in Section 1.4 of the Agreement.

"Aurora Campground" shall have the meaning defined in the introductory paragraph of the Agreement.

"Benefit Arrangement" shall have the meaning defined in Section 2.15(a) of the Agreement.

"Bill of Sale" shall have the meaning defined in Section 8.2(c)(ii) of the Agreement.

"Boundaries" shall mean the perimeter boundaries of each Site of the Owned Real Property (or any portion thereof) and any setback lines.

"Business" shall have the meaning defined in Recital A of the Agreement.

"Business Employee" shall have the meaning defined in Section 2.15(a) of the Agreement.

"Buyer" shall have the meaning defined in the introductory paragraph of the Agreement.

"Buyer's Indemnified Persons" shall have the meaning defined in Section 9.2 of the Agreement.

"Campground Property" shall have the meaning defined in Section 1.1(a) of the Agreement.

"Campground Survey" shall mean, alternatively, (a) a boundary survey of the Campground Property which shall, among other things, have the following items: (i) permanent stakes on the corners of the Campground Property or, if inaccessible, reference pins, (ii) identification caps on permanent stakes indicating the surveyor's name and registration number, (iii) a scaled drawing which shows title indicating the location, a North arrow and the basis of reference for the survey, control monuments used to determine the location of the Campground property, corner stakes, the length and direction of each property line, evidence of occupation along the perimeter of the Campground Property, a list of legal documents used, written and graphic scale of the drawings, the date of the survey, the surveyor's printed name, registration number, signature and seal and (iv) separate legal descriptions, all certified to Buyer, Sellers and the Title Company; or (b) an ALTA/ACSM Survey of the Campground Property, modified as reasonably agreed by the parties hereto in writing, which shall minimally contain the matters set forth above, and show the location of any Encumbrances affecting the Campground Property which are locateable and the location of all Improvements located within five (5) feet of the Boundary or located on, otherwise adversely affecting, any Encumbrance which is located as aforesaid.

"Cap" shall have the meaning defined in Section 9.2 of the Agreement.

"COBRA Coverage" shall have the meaning defined in Section 10.5 of the Agreement.

"Claim" shall have the meaning defined in Section 9.5(a) of the Agreement.

"Claim Notice" shall have the meaning defined in Section 9.5(a) of the Agreement.

"Closing" shall have the meaning defined in Section 1.6 of the Agreement.

"Closing Date" shall have the meaning defined in Section 1.6 of the Agreement.

"Closing Date Liabilities Valuation" shall have the meaning defined in Section 1.7(b) of the Agreement.

"Closing Payment" shall have the meaning defined in Section 1.5 of the Agreement.

"Confidentiality Agreement" shall have the meaning defined in Section 12.13 of the Agreement.

"Contract" means any written contract, indenture, note, bond, concession, lease or other agreement and all written modifications and amendments thereto.

"Contracts and Agreements" shall have the meaning defined in Section 1.1(h) of the Agreement.

"Contracts Assignment" shall have the meaning defined in Section 8.2(c)(iv) of the Agreement.

"Deeds" shall have the meaning defined in Section 8.2(c)(i) of the Agreement.

"Demand" shall have the meaning defined in Section 2.8(a)(i) of the Agreement.

"Dispute Notice" shall have the meaning defined in Section 9.5(e) of the Agreement.

"Employee Benefit Plan" shall have the meaning defined in Section 2.15(a) of the Agreement.

"Encumbrances" means any and all liens, mortgages, pledges, security interests, conditional sales agreements, charges, claims, options, conditions, easements and restrictions of record and any other encumbrance of any kind or nature whatsoever.

"Environmental Claim" shall have the meaning defined in Section 2.8(a)(i) of the Agreement.

"Environmental Condition" shall have the meaning defined in Section 2.8(a)(ii) of the Agreement.

"Environmental Laws" shall have the meaning defined in Section 2.8(a)(iii) of the Agreement.

"Estimated Scheduled Liabilities Valuation" shall have the meaning defined in Section 1.7(a) of the Agreement.

"Exception(s)" shall mean any easements, restrictions, conditions and exceptions to title contained in a Title Document.

"Exception Document(s)" shall mean the instruments referenced in Schedule B, Section II, of the Title Commitment or Title Policy, as the case may be.

"Excluded Assets" shall have the meaning defined in Section 1.2.

"Excluded Contracts" shall have the meaning defined in Section 1.2(p) of the Agreement.

"Excluded Liabilities" shall have the meaning defined in Section 1.3.

"Existing Surveys" shall mean the following described surveys of portions of the Owned Real Property: those three (3) separate Surveys prepared by Seymour D. Weiss & Associates, Inc. dated December 17, 1999 (revised March 6, 2000), September 25, 1998 (last revised October 2, 1998) and August 31, 1999 and covering the portions of the Owned Real Property known (or formerly known), respectively, as Geauga Lake, Aurora Woodlands Hotel and the additional 38 acres; and Survey prepared by Adache Ciuni Lynn Associates Inc. dated February 2, 2001 (last revised April 11, 2001) covering the portions of the Owned Real Property known (or formerly known) as Sea World of Ohio.

"Final Scheduled Liabilities Valuation" shall have the meaning defined in Section 1.7(d) of the Agreement.

"Final Survey" shall mean an ALTA/ACSM Survey showing (i) the location of the Boundaries, (ii) the location of all Exceptions which pursuant to their terms are plottable, (iii) the boundaries of any Prohibited Area and (iv) the location of all Improvements on the Owned Real Property located within five (5) feet of the Boundaries, an Exception or the boundary of any Prohibited Area. Without limiting the generality of the foregoing, the Final Survey shall include aerial photography onto which the ALTA/ACSM Survey of the Owned Real Property shall be mapped, which shall, among other things: (a) locate all Improvements visible from the air, (b) show all points of access from major public streets and dedicated easement areas to the extent locatable, (c) show the location of regular and handicapped parking spaces and (d) contain a modified ALTA/ACSM Standards certification in accordance herewith.

"Financial Statements" shall have the meaning defined in Section 2.11(a) of the Agreement.

"Funtime" shall have the meaning defined in the introductory paragraph of the Agreement.

"Hazardous Materials" shall have the meaning defined in Section 2.8(a)(iv) of the Agreement.

"HSR Act" shall have the meaning defined in Section 2.3 of the Agreement.

"Improvement(s)" shall have the meaning defined in Section 1.1(a) of the Agreement.

"Indemnified Party" shall have the meaning defined in Section 9.5(a) of the Agreement.

"Indemnifying Party" shall have the meaning defined in Section 9.5 of the Agreement.

"Initial Objection Letter" shall have the meaning defined in Section 4.9 of the Agreement.

"Initial Surveys" means the Existing Surveys and the Campground Survey.

"Insurance Policies" shall have the meaning defined in Section 2.16 of the Agreement.

"Intangibles Acquired by Asset Purchase" shall have the meaning defined in Section 1.1(i) of the Agreement.

"Knowledge", "to the Knowledge of" or words of like import mean (i) with respect to Sellers, Kieran E. Burke, James M. Coughlin, James F. Dannhauser, Hue Eichelberger, Herb Gedeon, Walt Hawrylak, Rick McCurley, Gary Story and any director-level employee and (ii) with respect to Buyer, any director level employee, is actually aware of that fact or matter or should have been actually aware of that matter after due inquiry under the circumstances.

"Land" shall have the meaning defined in Section 1.1(a) of the Agreement.

"Leased Real Property" shall have the meaning defined in Section 1.1(a) of the Agreement.

"Liabilities" means any liabilities or obligations of any kind whatsoever, including without limitation, liabilities based on negligence or strict liability whether known or unknown, liquidated or contingent, or any claims or demands based thereon or attributable thereto.

"Losses" means all action, suits, proceedings, hearings, investigations, charges, complaints, claims, demands, injunctions, judgments, orders, decrees, rulings, damages, dues, penalties, fines, costs, amounts paid in settlement, Liabilities, obligations, Taxes, liens, losses, interest, expenses, and fees, including court costs and attorneys' fees and expenses.

"Material Adverse Effect" means a material adverse effect on the business, assets, properties, results of operations or financial condition of the Business as currently conducted or the Assets (taken as a whole).

"Material Consents" shall have the meaning defined in Section 8.2(e) of the Agreement.

"Material Contracts" shall have the meaning defined in Section 2.13(a) of the Agreement.

"Monetary Obligations" shall have the meaning defined in Section 4.9.

"Most Recent Financial Statements" shall have the meaning defined in Section 2.11(a) of the Agreement.

"Most Recent Fiscal Month End" shall have the meaning defined in Section 2.11(a) of the Agreement.

"Multiemployer Plan" shall have the meaning defined in Section 2.15(b) of the Agreement.

"Neutral Accountant" shall mean a nationally recognized accounting firm, selected by mutual agreement between the Buyer and Sellers.

"New Surveys" shall mean the Campground Survey and the Final Survey.

"Nonassignable Assets" shall have the meaning defined in Section 1.10 of the Agreement.

"Objection(s)" shall have the meaning defined in Section 4.9 of the Agreement.

"Objection Letters" shall have the meaning defined in Section 4.9 of the Agreement.

"Ohio Campgrounds" shall have the meaning defined in the introductory paragraph of the Agreement.

"Ohio Hotel" shall have the meaning defined in the introductory paragraph of the Agreement.

"Owned Real Property" shall have the meaning defined in Section 1.1(a) of the Agreement.

"PCBs" shall have the meaning defined in Section 2.8(a)(iv) of the Agreement.

"Parent" shall have the meaning defined in the introductory paragraph of the Agreement.

"Pension Plan" shall have the meaning defined in Section 2.15(a) of the Agreement.

"Permit Assignment" shall have the meaning defined in Section 8.2(c)(iii) of the Agreement.

"Permits" shall have the meaning defined in Section 1.1(e) of the Agreement.

"Permitted Exceptions" shall have the meaning defined in Section 2.5 of the Agreement.

"Person" means any individual, partnership, firm, corporation, limited liability company, association, joint stock company, trust, joint venture, unincorporated organization, any other business entity, or governmental entity (or any department, agency, or political subdivision thereof).

"Personal Property Leases" shall have the meaning defined in Section 1.1(f) of the Agreement.

"Post-Closing Objection(s)" shall have the meaning defined in Section 4.9 of the Agreement.

"Pre-Closing Environmental Liability" shall have the meaning defined in Section 1.3(h) of the Agreement.

"Pre-Closing Objection(s)" shall have the meaning defined in Section 4.9 of the Agreement.

"Prepaid Revenue" means all proceeds from the sale of season passes, any other pre-sold tickets and any sponsorship or promotional payments received with respect to the 2004 operating season of the Business.

"Prohibited Area" shall mean any portion of the Owned Real Property which, pursuant to the terms of an Exception Document, the owner of the Owned Real Property is prohibited from having, building or maintaining any Improvements.

"Purchase" shall have the meaning defined in Recital B of the Agreement.

"Purchase Price" shall have the meaning defined in Section 1.5 of the Agreement.

"Real Property" shall have the meaning defined in Section 1.1(a) of the Agreement.

"Real Property Lease Assignment" shall have the meaning defined in Section 8.2(c)(iv) of the Agreement.

"Real Property Leases" shall have the meaning defined in Section 1.1(g) of the Agreement.

"Records and Manuals" shall have the meaning defined in Section 1.1(d) of the Agreement.

"Regular Employees" shall have the meaning defined in Section 10.1(a) of the Agreement.

"Release" shall have the meaning defined in Section 2.8(a)(v) of the Agreement.

"Resolution Period" shall have the meaning defined in Section 1.7(c) of the Agreement.

"Review Period" shall have the meaning defined in Section 7.2 of the Agreement.

"Sale" shall have the meaning defined in Recital B of the Agreement.

"Scheduled Liabilities" shall have the meaning defined in Section 1.4.

"Seasonal Employees" shall have the meaning defined in Section 10.1(a) of the Agreement.

"Second Objection Letter" shall have the meaning defined in Section 4.9 of the Agreement.

"Sellers" shall have the meaning defined in the introductory paragraph of the Agreement.

"Sellers' Amendment Notice" shall have the meaning defined in Section 1.7(c) of the Agreement.

"Sellers' Indemnified Persons" shall have the meaning defined in Section 9.3 of the Agreement.

"Sellers' Retained Intellectual Property" shall have the meaning defined in Section 1.2(c) of the Agreement.

"Sellers' Review Period" shall have the meaning defined in Section 1.7(c) of the Agreement.

"Scheduled Liabilities" shall have the meaning defined in Section 1.4 of the Agreement.

"Site" shall have the meaning defined in Section 4.6.

"Surveys" shall mean the Initial Surveys and the Final Survey.

"Survival Period" shall have the meaning defined in Section 9.1 of the Agreement.

"Tangible Personal Property" shall have the meaning defined in Section 1.1(b) of the Agreement.

"Tax" means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code Sec. 59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property (including water and sewer rents, and general and special assessments), personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not and including any obligation to indemnify or otherwise assume or succeed to the Tax liability of any other Person.

"Tax Return" means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

"Taxable Period" means any period for which Taxes are owed to a federal, state, local or foreign taxing authority, or for which a Tax Return is required to be filed by Sellers or Buyer.

"Third-Party Claim" shall have the meaning defined in Section 9.5(b) of the Agreement.

"Title Commitment" shall have the meaning defined in Section 4.6 of the Agreement.

"Title Company" shall have the meaning defined in Section 4.6 of the Agreement.

"Title Policy" shall have the meaning defined in Section 8.2(b) of the Agreement.

"Transaction" shall have the meaning defined in the Agreements section on Page 1.

"Transferred Employee" shall have the meaning defined in Section 10.1(a) of the Agreement.

"VEBA" shall have the meaning defined in Section 2.15(b) of the Agreement.

"WARN" shall have the meaning defined in Section 10.7 of the Agreement.

"WB License" shall have the meaning defined in Section 1.2(m) of the Agreement.

"WB Marks" means all trademarks used by Sellers in connection with the Business pursuant to the WB License.

"Welfare Plan" shall have the meaning defined in Section 2.15(a) of the Agreement.